SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                               RockShox, Inc.
          ------------------------------------------------------------
                               (Name of Issuer)


                            Common Stock, $.01 par value
          ------------------------------------------------------------
                        (Title of Class of Securities)


                                   774066-10-4
          ------------------------------------------------------------
                                  (CUSIP Number)

                                David Ellis, Esq.
                           Gartmore Management Limited
                             Gartmore House, Box 65
                              16-18 Monument Street
                             London England EC3R 8AJ
                               011-44-171-782-2000
          _____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                                 Jay Parry Monge
                              Mayer, Brown & Platt
                            1675 Broadway, Suite 1900
                            New York, New York  10019
                                 (212) 506-2550

                                  October 2, 1996
          ---------------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:               ( )

          Check the following box if a fee is being paid with this
          Statement:                               (X)

                            SCHEDULE 13D

CUSIP No. 774066-10-4
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MCIT, PLC

_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  ( )
_________________________________________________________________
(3)  SEC USE ONLY


-----------------------------------------------------------------
(4)  SOURCE OF FUNDS

     00 (See response to Item 3)
-----------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

__________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales
------------------------------------------------------------------
                                (7)  SOLE VOTING POWER
      NUMBER OF
       SHARES                        2,100,042
                              ------------------------------------
    BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY
        EACH                         None
                              ------------------------------------
      REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON
        WITH                         2,100,042
                              -------------------------------------
                               (10)  SHARED DISPOSITIVE POWER

                                     None
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,100,042
------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                       (  )


------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     15.4%
------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of RockShox, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 401 Charcot Avenue, San Jose, California 95131.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by MCIT, plc, a corporation organized under the laws of England and Wales ("MCIT"). The directors of MCIT are John Green-Armytage, James E. Jordan, Gary M. Brass and Andrew J. Withey (collectively, the "MCIT Directors"). Mr. Green-Armytage is a Canadian citizen, Mr. Jordan is a U.S. citizen and Messrs. Brass and Withey are citizens of the United Kingdom. MCIT does not have any executive officers. MCIT is a publicly traded investment company in the United Kingdom listed on the London Stock Exchange with numerous shareholders. However, no single shareholder exercises control over MCIT. The address of MCIT's principal office and the business address of the MCIT Directors is Gartmore Investment Limited, Gartmore House, 16-18 Monument Street, London EC3R 8AJ. MCIT is engaged principally in the business of investing in securities. Mr. Green-Armytage is a deputy chairman of William Baird plc, with its principal business address at 79 Mount Street, London. Mr. Brass is a managing director of Consulta Limited, private investment advisory company with its principal business address at 20 St. James's Street, London. Mr. Jordan is president of The William Penn Company, a unit trust company with its principal business address at 9 West 57th Street, New York, New York. Mr. Withey is senior investment strategist with James Capel Investment Management Ltd. with its principal business address at 6 Bevis Marks, London.

          During the last five years, none of the Reporting Persons or the MCIT Directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As further described in the registration statement filed with the Securities and Exchange Commission (File No. 333-8069) (as amended and supplemented, the "Registration Statement") registering the offer and sale of up to 5,520,000 shares of Company Common Stock (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act") and the Merger Agreement (as defined below), the Company and RSx Holdings, Inc., a Delaware corporation

("Holdings"), entered into the Agreement and Plan of Merger, dated as of August 23, 1996 (the "Merger Agreement"), pursuant to which, among other things, on October 2, 1996, Holdings merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. As a result of the Merger, each share of the Holdings Common Stock (as defined below) was automatically converted into 88.2 shares of Company Common Stock for no additional consideration.

          The foregoing summary of provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit A.

          In March 1995, Holdings issued and sold to MCIT, and MCIT purchased,
(i) 23,810 shares of Common Stock, par value $.01 per share of Holdings ("Holdings Common Stock"), (ii) $11,000,000 principal amount of 13 1/2% Notes due April 30, 2005 (the "Notes"), and (iii) 3,000 Series A Preferred Shares, $1.00 par value (the "Preferred Stock") for an aggregate purchase price of approximately $14,500,000. The Notes and Preferred Stock have been redeemed. Also in March 1995, Holdings issued and sold shares of Holdings Common Stock for $10 per share to certain investors, including the James E. Jordan, Jr. Profit Sharing Plan and Trust (the "Profit Plan") (94 shares). Each of MCIT and the Profit Plan used available funds for the acquisition of the Holdings Common Stock.

          Pursuant to the Merger, each holder of Holdings Common  Stock received
88.2 shares of Company Common Stock for each share of Holdings Common Stock owned by such holder at the time of the Merger. As a result of the Merger, MCIT acquired 2,100,042 shares of Company Common Stock and the Profit Plan acquired 8,273 shares of Company Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          As further described in the Registration Statement and the Purchase Agreement (the "Purchase Agreement"), dated as of September 26, 1996 among the Company, Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"), on behalf of the several underwriters (the "Underwriters") and the selling stockholders named therein, immediately after the consummation of the Merger, the Company sold 4,800,000 shares of Company Common Stock to the Underwriters (the "Offering") on October 2, 1996. In connection with the Offering and pursuant to the Purchase Agreement, MCIT granted the Underwriters an option to purchase up to 320,000 shares of Company Common Stock to cover over-allotments, if any, on the same terms as the shares of Company Common Stock were sold to the Underwriters by the Company (the "Option"). As of the date of this filing, the Option has not been exercised. The Option expires thirty days after September 26, 1996.

          The foregoing summary of provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit C.

          The shares of Company Common Stock to which this Statement relates are held by each of relevant holders as an investment. Except as otherwise set forth in this Statement, MCIT does not presently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on such Board of Directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          Subject to applicable law, MCIT or the MCIT Directors may, individually or jointly, acquire shares of Company Common Stock or sell some or all of the shares of the Company Common Stock which may be owned by them from time to time, depending on their evaluation of the Company's business, prospects and financial condition, the market for the shares, other opportunities available to MCIT or the MCIT Directors, general economic conditions, money and stock market conditions and other future developments.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------


     The MCIT and the MCIT Directors, in the aggregate beneficially own 2,108,315 shares of Company Common Stock (the "Aggregate Shares"). The Aggregate Shares constitute approximately 15.5% of the shares of Company Common Stock issued and outstanding as of October 2, 1996 (based upon a total of 13,620,000 shares of Company Common Stock issued and outstanding upon consummation of the Merger and the closing of the Offering on October 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of October 2, 1996 as reported in the Registration Statement). However, each of MCIT and the MCIT

Directors disclaim beneficial ownership of any shares of Company Common Stock owned by MCIT or any MCIT Director.

          MCIT, through its nominees, is the record owner of 2,100,042 shares of Company Common Stock (the "MCIT Shares") and as such has the power to vote and dispose of the MCIT Shares. The MCIT Shares constitute approximately 15.4% of the shares of Company Common Stock issued and outstanding as of October 2, 1996 (based upon a total of 13,620,000 shares of Company Common Stock issued and outstanding upon consummation of the Merger and the closing of the Offering on October 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of October 2, 1996 as reported in the Registration Statement).

     The Profit Plan is the record owner of 8,273 shares of Company Common Stock (the "Plan Shares"). Mr. James Jordan has the power to vote and dispose of Plan Shares. The Plan Shares constitute less than 1.0% of the shares of Company Common Stock issued and outstanding as of October 2, 1996 (based upon a total of 13,620,000 shares of Company Common Stock issued and outstanding upon consummation of the Merger and the closing of the Offering on October 2, 1996, such number being the number of shares of Company Common Stock expected to be issued and outstanding as of October 2, 1996 as reported in the Registration Statement).

          Except as set forth in Items 3 and 4 hereof with respect to the Merger, MCIT and the MCIT Directors have not affected any transactions in shares of Company Common Stock during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Reference is hereby made to the discussion of the Option set forth above in response to Item 4, including the summary of provisions thereof, which is incorporated by reference in its entirety herein.

          Immediately after the Merger, the Company and certain holders (the "Stockholders") of Company Common Stock, including MCIT and the Profit Plan, entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Stockholders have demand registration rights to require the Company to register the number of shares requested to be so registered until such time as such shares of Company Common Stock (i) are effectively registered under the Securities Act and disposed of in accordance with a registration statement covering such shares,
(ii) are saleable by the holder thereof pursuant to Rule 144(k) under the Securities Act or (iii) are distributed for resale pursuant to Rule 144 under the Securities Act ("Registrable Securities"). The Registration Rights Agreement also provides that, subject to certain exceptions, in no event will the number of demand registrations exceed two for all holders of Registrable Securities. In addition, the Registration Rights Agreement provides that the Stockholders will have incidental registration rights if the Company proposes to file a registration statement under the Securities Act with respect to an offering of Common Stock (other than a registration statement on Form S-4 or Form S-8 or any successor form thereto or filed solely in connection with an exchange offer or an offering made solely to employees of the Company) to require the Company to include in each such registration all Registrable Securities as each Stockholder may request in accordance with the terms of the Registration Rights Agreement. In the event of any registration effected thereunder, the Registration Rights Agreement contains certain customary provisions relating to holdback and indemnification arrangements. The Registration Rights Agreement also provides that all reasonable fees and expenses incident to the performance thereof or compliance therewith by the Company will be borne by the Company. The foregoing summary of provisions of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit B.

          Each of MCIT and the Profit Plan has agreed, subject to certain exceptions, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Company Common Stock or securities convertible into or exercisable or exchangeable for Company Common Stock (except for shares offered in the Offering or upon exercise of the Option) for a period of 180 days after September 26, 1996 without the prior written consent of Merrill Lynch.

          MCIT is a party to an undertaking (the "Undertaking") with respect to its investing relationship with John W. Jordan, II, David Zalaznick and The Jordan Company (collectively, the "Jordan Parties"). The Jordan Company is a general partnership controlled by Messrs. John Jordan and Zalaznick. The Jordan Company does not beneficially own any shares of Company Common Stock. Mr. John Jordan beneficially owns 327,308 shares of Company Common Stock and Mr. Zalaznick beneficially owns 327,308 shares of Company Common Stock. The Undertaking does not specifically relate to the Company Common Stock. However, it is applicable to the securities of the Company held by the Jordan Parties in certain circumstances.

          Pursuant to the Undertaking, the Jordan Parties have undertaken, among other things, to (i) make certain investment opportunities available to MCIT,
(ii) co-invest with MCIT in any such opportunity to purchase equity securities and (iii) procure for MCIT the opportunity to dispose of MCIT's equity investments at the same time and on the same terms as the disposition of equity securities by any of the Jordan Parties (with certain exceptions). The undertaking with respect to the disposition of equity securities is applicable to the shares of the Company Common Stock held by the Jordan Parties. In addition, the Jordan Parties' undertaking to procure for MCIT the opportunity to dispose of its shares of Company Common Stock is also triggered by the disposition of any Company Common Stock by any employee or partners of the Jordan Parties.

          The foregoing summary of provisions of the Undertaking is qualified in its entirety by reference to the Undertaking attached hereto as Exhibit D.

     MCIT is advised by Jordan/Zalaznick Advisers, Inc. ("JZAI"), an entity controlled by Messrs. John Jordan and Zalaznick. JZAI advises MCIT with respect to MCIT's investments, including MCIT's shares of Company Common Stock.
However, JZAI does not have the power to vote or dispose of or direct the voting or disposition of MCIT's Company Common Stock. JZAI receives a fee for its investment advisory services based upon the value of MCIT's portfolio investments which include the shares of Company Common Stock held by MCIT.

          Except as set forth in this Statement, none of MCIT or the MCIT Directors has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit A      Agreement and Plan of Merger, dated as of August 23, 1996, between Holdings and the Company.

Exhibit B      Registration Rights Agreement, dated as of October 2, 1996, among the Company, MCIT, the Profit Plan and the other stockholders named therein.

Exhibit C      Purchase Agreement, dated as of September 26, 1996, among the
               Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the several underwriters, and the selling stockholders named therein.

Exhibit D      Undertaking, dated as of December 19, 1994, among Messrs. John
               Jordan and Zalaznick, The Jordan Company and MCIT.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 11, 1996


                         MCIT PLC


                         By:  /s/ James E. Jordan
                            --------------------------------
                              Director

                               AGREEMENT OF MERGER


          AGREEMENT OF MERGER, dated as of August 23, 1996, by and between RSx Holdings, Inc., a Delaware corporation ("Holdings"), and ROCKSHOX, INC., a Delaware corporation ("RockShox").

          WHEREAS, the Boards of Directors of Holdings and RockShox have approved an initial public offering (the "Offering") of the common stock, par value $.01 per share, of RockShox ("RockShox Common Stock"); and

          WHEREAS, the Boards of Directors of Holdings and RockShox have approved the merger of Holdings with and into RockShox and the consummation of the transactions contemplated hereby, upon the terms set forth herein.

          NOW, THEREFORE, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

          Section 1.1  The Merger.  Upon the terms of this Agreement, at the
                       ----------
Effective Time (as hereinafter defined) in accordance with the Delaware General Corporation Law (the "DGCL"), Holdings shall be merged with and into RockShox and the separate existence of Holdings shall thereupon cease (the "Merger"). RockShox shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation").

          Section 1.2  Filing of Merger Agreement and Related Certificate.
                       --------------------------------------------------
Immediately prior to the consummation of the Offering, a copy of this Agreement pursuant to Section 251 of the DGCL and any other documents necessary to effect the Merger in accordance with the DGCL shall be filed with the Secretary of State of the State of Delaware and the Merger shall become effective (such time and date are referred to herein as the "Effective Time").

          Section 1.3  Effects of Merger.  The Merger shall have the effects set
                       -----------------
forth in Section 259 of the DGCL.

                                   ARTICLE II

                            THE SURVIVING CORPORATION

          Section 2.1  Certificate of Incorporation.  At the Effective Time, the
                       ----------------------------
Certificate of Incorporation of RockShox, as in effect immediately prior to the Effective Time, shall be amended and restated to read in the form set forth in
Exhibit I hereto.

          Section 2.2  Bylaws.  At the Effective Time, the by-laws of RockShox,
                       ------
as in effect immediately prior to the Effective Time, shall be amended and restated to read in the form set forth in Exhibit II hereto.

          Section 2.3 Directors and Officers.  At and after the Effective Time,
                      ----------------------
the board of directors of the Surviving Corporation shall be comprised of the persons comprising the Board of Directors of Holdings immediately prior to the Effective Time and the officers of the Surviving Corporation shall be the officers of Holdings prior to the Effective Time, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and by-laws.

          Section 2.4  Stock Plan.  At the Effective Time, RSx Holdings, Inc.
                       ----------
1996 Stock Plan shall be assumed by RockShox. In connection therewith, at the Effective Time, to the extent permitted by the terms of the relevant governing instruments, each option ("Holdings Stock Option") to purchase common stock, par value $.01 per share ("Holdings Common Stock"), of Holdings, whether vested or unvested, shall be assumed by RockShox, and each such Holdings Stock Option shall be deemed to constitute an option to acquire, on the same terms and condi-tions as were applicable under such option, the same number of shares of RockShox Common Stock as the holder of such Holdings Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded up to the nearest whole share in the case of Holding Stock Options that are non-qualified stock options and rounded down to the nearest whole share in the case of incen-tive stock options (as defined below)), at a price per share equal to (i) the aggregate exercise price for the shares of Holdings Common Stock purchasable pursuant to such Holding Stock Option divided by (ii) 88.2 shares of RockShox Common Stock; provided, however, that in the case of any option to which section
              --------  -------
421 of the Internal Revenue Code of 1986, as amended (the "Code"), applies by reason of its qualification under any of sections 422-424 of the Code ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with section 424(a) of the Code, subject to the terms and conditions of the relevant governing instruments.

                                   ARTICLE III

                              CONVERSION OF SHARES

          Section 3.1  Conversion of Shares.  At the Effective Time, by virtue
                       --------------------
of the Merger and without any action on the part of any holder of any capital stock of RockShox or Holdings:

               (a) each share of Holdings Common Stock (other than any shares of Holdings Common Stock that are held in the treasury of Holdings and any shares of Holdings Common Stock that are owned by any of Holdings' direct or indirect Subsidiaries (as hereinafter defined)) issued and outstanding immedi-ately prior to the Effective Time shall, subject to Section 3.3 hereof, be con-verted into, and become exchangeable for, 88.2 shares of RockShox Common Stock;

               (b) each share of Holdings Common Stock that is held in the treasury of Holdings or that is issued and outstanding immediately prior to the Effective Time and owned by any direct or indirect Subsidiary of Holdings shall be cancelled and cease to exist at and after the Effective Time and no consider-ation shall be delivered with respect thereto; and

               (c) each share of RockShox Common Stock issued and outstanding immediately prior to the Effective Time and owned by Holdings shall be cancelled and cease to exist at and after the Effective Time and no consideration shall be delivered with respect thereto.

          Section 3.2  Exchange of RockShox Certificates.
                       ---------------------------------

               (a) From and after the Effective Time, each holder of a certifi-cate that immediately prior to the Effective Time represented shares of Holdings Common Stock shall be entitled to receive in exchange therefor (or upon the provision of an appropriate affidavit of lost certificate and an indemnity bond), upon surrender thereof, a certificate or certificates representing the number of whole shares of RockShox Common Stock into which such holder's shares of Holdings Common Stock. From and after the Effective Time, RockShox shall be entitled to treat each certificate formerly representing shares of Holdings Common Stock (each, a "Holdings Certificate"), that have not yet been surrendered for exchange, as evidencing the ownership of the number of full shares of RockShox Common Stock into which the shares represented by such Hold-ings Certificates shall have been converted pursuant to Section 3.1 hereof, notwithstanding the failure to surrender such Holdings Certificate. If any certificate for shares of RockShox Common Stock is to be issued in a name other than that in which the Holdings Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of RockShox Common Stock in a name other than that of the registered holder of the Holdings Certificate surren-dered, or shall establish to the satisfaction of RockShox that such tax has been paid or is not applicable.

               (b) The shares of RockShox Common Stock into which shares of Holdings Common Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

          Section 3.3  No Fractional Shares.  Notwithstanding any other provi-
                       --------------------
sion of this Agreement, no certificates or scrip for fractional shares of RockShox Common Stock shall be issued upon the surrender for exchange of a Holdings Certificate pursuant to this Article III and no dividend or other distribution, stock split or interest with respect to shares of RockShox Common Stock, if any, shall relate to any fractional share, and such fractional inter-ests shall not entitle the owner thereof to vote or to any other rights of a stockholder. In lieu of any such fractional shares, each holder of shares of Holdings Common Stock who would otherwise have been entitled to a fraction of a share of RockShox Common Stock upon surrender of a Holdings Certificate for ex-change pursuant to this Article III shall be entitled to receive from RockShox a cash payment (without interest) in lieu of such fractional share equal to such fraction multiplied by the initial public offering price per share of RockShox Common Stock.

                                   ARTICLE IV

                                  MISCELLANEOUS

          Section 4.1  Amendment.  This Agreement may be amended by the parties
                       ---------
hereto, at any time before or after approval hereof by the stockholders of

Holdings, provided that after any such approval, no amendment shall be made that
(a) changes the ratio at which shares of Holdings Common Stock are to be con-verted into shares of RockShox Common Stock pursuant to Section 3.1 hereof, (b) in any way materially adversely affects the rights of holders of Holdings Common Stock or (c) changes any of the principal terms of this Agreement without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          Section 4.2  Interpretation.  As used in this Agreement, "Subsidiary"
                       --------------
means, with respect to any party, any corporation or other entity of which outstanding securities having ordinary voting power to elect a majority of the board of directors of such corporation or a majority of the voting power of the voting equity interest of such other entity is owned, directly or indirectly, by such party. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, shall be deemed to be followed by the words "without limita-tion."

          Section 4.3  Miscellaneous.  This Agreement (including the documents
                       -------------
and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;
(b) is not intended to confer upon any other person any rights or remedies hereunder; (c) shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto; and (d) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law).

          Section 4.4  Counterparts.  This Agreement may be executed in two or
                       ------------
more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          Section 4.5  Parties in Interest.  Subject to the provisions of Sec-
                       -------------------
tion 4.3(c) hereof, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective succes-sors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 4.6  Severability.  Any term or provision of this Agreement
                       ------------
which is invalid or unenforceable in any jurisdiction shall, as to that juris-diction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.


                         RSx HOLDINGS, INC.


                         By:  /s/ Stephen W. Simons
                              ---------------------------
                              Name:  Stephen W. Simons
                              Title:  President

                         ROCKSHOX, INC.


                         By:  /s/ Stephen W. Simons
                              ---------------------------
                              Name:  Stephen W. Simons
                              Title:  President

                                                            EXHIBIT I
                                     FORM OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                                 ROCKSHOX, INC.



          FIRST:  The name of the Corporation is ROCKSHOX, INC. (hereinafter the
          -----
"Corporation").

          SECOND:  The address of the registered office of the Corporation in
          ------
the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

          THIRD:  The purpose of the Corporation is to engage in any lawful act
          -----
or activity for which a corporation may be organized under the General Corpora-tion Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

          FOURTH:  The total number of shares of stock which the Corporation
          ------
shall have authority to issue is fifty million (50,000,000) shares of Common Stock, each having a par value of one penny ($.01), and ten million (10,000,000) shares of Preferred Stock, each having a par value of one penny ($.01) ("Pre-ferred Stock").

          The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifica-tions, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the GCL, includ-ing, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

          FIFTH:  The following provisions are inserted for the management of
          -----
the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

          (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

          (2) The directors shall have concurrent power with the stock-holders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.

          (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws so provide.

          (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
     (ii) for acts or omissions not in good faith or which involve inten-tional misconduct or a knowing violation of law, (iii) pursuant to
     Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modi-fication of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

          (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

          SIXTH:  Meetings of stockholders may be held within or without the
          -----
State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

          SEVENTH:  The Corporation reserves the right to amend, alter, change
          -------
or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                                                      EXHIBIT II

                                     FORM OF

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                                 ROCKSHOX, INC.

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES
                                     -------

          Section 1.  Registered Office.  The registered office of the Corpo-
          ---------   -----------------
ration shall be in the City of Wilmington, County of New Castle, State of Delaware.

          Section 2.  Other Offices.  The Corporation may also have offices at
          ---------   -------------
such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

          Section 1.  Place of Meetings.  Meetings of the stockholders for the
          ---------   -----------------
election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

          Section 2.  Annual Meetings.  The Annual Meetings of Stockholders
          ---------   ---------------
shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

          Section 3.  Special Meetings.  Unless otherwise prescribed by law or
          ---------   ----------------
by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one,
(ii) the Chief Executive Officer, if there be one, (iii) the President, (iv) any Vice President, if there be one, (v) the Secretary or (vi) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corpora-tion issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

          Section 4.  Quorum.  Except as otherwise provided by law or by the
          ---------   ------
Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or repre-sented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

          Section 5.  Voting.  Unless otherwise required by law, the Certificate
          ---------   ------
of Incorporation or these Bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

          Section 6.  Consent of Stockholders in Lieu of Meeting.  Unless
          ---------   ------------------------------------------
otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

          Section 7.  List of Stockholders Entitled to Vote.  The officer of the
          ---------   -------------------------------------
Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabeti-cal order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

          Section 8.  Stock Ledger.  The stock ledger of the Corporation shall
          ---------   ------------
be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockhold-ers.

                                   ARTICLE III

                                    DIRECTORS
                                    ---------

          Section 1.  Number and Election of Directors.  The Board of Directors
          ---------   --------------------------------
shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

          Section 2.  Vacancies.  Vacancies and newly created directorships
          ---------   ---------
resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

          Section 3.  Duties and Powers.  The business of the Corporation shall
          ---------   -----------------
be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

          Section 4.  Meetings. The Board of Directors of the Corporation may
          ---------   --------
hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the Chief Executive Officer, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circum-stances.

          Section 5.  Quorum.  Except as may be otherwise specifically provided
          ---------   ------
by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

          Section 6.  Actions of Board.  Unless otherwise provided by the
          ---------   ----------------
Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

          Section 7.  Meetings by Means of Conference Telephone.  Unless
          ---------   -----------------------------------------
otherwise provided by the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

          Section 8.  Committees.  The Board of Directors may, by resolution
          ---------   ----------
passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the manage-ment of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

          Section 9.  Compensation.  The directors may be paid their expenses,
          ---------   ------------
if any, of attendance at each meeting of the Board of Directors and each director who is not an employee of the Corporation may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corpora-tion in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

          Section 10.  Interested Directors.  No contract or transaction between
          ----------   --------------------
the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or partici-pates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relation-ship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirma-tive votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Direc-tors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV

                                    OFFICERS
                                    --------

          Section 1.  General.  The officers of the Corporation shall be chosen
          ---------   -------
by the Board of Directors and shall be a President, a Secretary and a Chief Financial Officer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director), a Chief Executive Officer and one or more Vice Presidents, Assistant Secretaries, Assistant Trea-surers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

          Section 2.  Election.  The Board of Directors at its first meeting
          ---------   --------
held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

          Section 3.  Voting Securities Owned by the Corporation.  Powers of
          ---------   ------------------------------------------
attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

          Section 4.  Chairman of the Board of Directors.  The Chairman of the
          ---------   ----------------------------------
Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors.

          Section 5.  Chief Executive Officer.  The Chief Executive Officer, if
          ---------   -----------------------
there be one, shall be chief executive officer of the Corporation and, except where by law the signature of the President is required, the Chief Executive Officer shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the Chief Executive Officer shall preside at all meetings of the stockholders and the Board of Directors. During the absence or disability of the President, the Chief Executive Officer shall exercise all the powers and discharge all the duties of the President. The Chief Executive Officer shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors.

          Section 5.  President.  The President shall, subject to the control of
          ---------   ---------
the Board of Directors and, if there be one, the Chairman of the Board of Directors and the Chief Executive Officer, shall have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors and the Chief Executive Officer, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chief Executive Officer, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these Bylaws or by the Board of Directors.

          Section 6.  Vice Presidents.  At the request of the President or in
          ---------   ---------------
his absence or in the event of his inability or refusal to act, the Vice Presi-dent or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may pre-scribe. If there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

          Section 7.  Secretary.  The Secretary shall attend all meetings of the
          ---------   ---------
Board of Directors and all meetings of stockholders and record all the proceed-ings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secre-tary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

          Section 8.  Chief Financial Officer.  The Chief Financial Officer
          ---------   -----------------------
shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Offi-cer, if there be one, the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Chief Financial Officer and of the financial condition of the Corporation. If required by the Board of Directors, the Chief Financial Officer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

          Section 9.  Assistant Secretaries.  Except as may be otherwise
          ---------   ---------------------
provided in these Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, if there be one, the Presi-dent, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

          Section 10.  Assistant Treasurers.  Assistant Treasurers, if there be
          ----------   --------------------
any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, if there be one, the President, any Vice President, if there be one, or the Chief Financial Officer, and in the absence of the Chief Financial Officer or in the event of his disability or refusal to act, shall perform the duties of the Chief Financial Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Financial Officer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

          Section 11.  Other Officers.  Such other officers as the Board of
          ----------   --------------
Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of

Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK
                                      -----

          Section 1.  Form of Certificates.  Every holder of stock in the
          ---------   --------------------
Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

          Section 2.  Signatures.  Any or all of the signatures on a certificate
          ---------   ----------
may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certifi-cate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

          Section 3.  Lost Certificates.  The Board of Directors may direct a
          ---------   -----------------
new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

          Section 4.  Transfers.  Stock of the Corporation shall be transferable
          ---------   ---------
in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certifi-cate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

          Section 5.  Record Date.  In order that the Corporation may determine
          ---------   -----------
the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

          Section 6.  Beneficial Owners.  The Corporation shall be entitled to
          ---------   -----------------
recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                   ARTICLE VI

                                     NOTICES
                                     -------

          Section 1.  Notices.  Whenever written notice is required by law, the
          ---------   -------
Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, ad-dressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personal-ly or by facsimile, telegram, telex or cable.

          Section 2.  Waivers of Notice.  Whenever any notice is required by
          ---------   -----------------
law, the Certificate of Incorporation or these Bylaws, to be given to any direc-tor, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                   ARTICLE VII

                               GENERAL PROVISIONS
                               ------------------

          Section 1.  Dividends.  Dividends upon the capital stock of the
          ---------   ---------
Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

          Section 2.  Disbursements.  All checks or demands for money and notes
          ---------   -------------
of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

          Section 3.  Fiscal Year.  The fiscal year of the Corporation shall be
          ---------   -----------
fixed by resolution of the Board of Directors.

          Section 4.  Corporate Seal.  The corporate seal shall have inscribed
          ---------   --------------
thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION
                                 ---------------

          Section 1.  Power to Indemnify in Actions, Suits or Proceedings other
          ---------   ---------------------------------------------------------
Than Those by or in the Right of the Corporation.  Subject to Section 3 of this
------------------------------------------------
Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investi-gative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reason-ably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo
                                                                         ----
contendere or its equivalent, shall not, of itself, create a presumption that
----------
the person did not act in good faith and in a manner which he reasonably be-lieved to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          Section 2.  Power to Indemnify in Actions, Suits or Proceedings by or
          ---------   ---------------------------------------------------------
in the Right of the Corporation.  Subject to Section 3 of this Article VIII, the
-------------------------------
Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connec-tion with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Section 3.  Authorization of Indemnification.  Any indemnification
          ---------   --------------------------------
under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or
Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

          Section 4.  Good Faith Defined.  For purposes of any determination
          ---------   ------------------
under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on informa-tion or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this
Section 4 shall not be deemed to be exclusive or to limit in any way the circum-stances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

          Section 5.  Indemnification by a Court.  Notwithstanding any contrary
          ---------   --------------------------
determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

          Section 6.  Expenses Payable in Advance.  Expenses incurred by a
          ---------   ---------------------------
director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an under-taking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

          Section 7.  Nonexclusivity of Indemnification and Advancement of
          ---------   ----------------------------------------------------
Expenses.  The indemnification and advancement of expenses provided by or
--------
granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, contract, vote of stockholders or disinter-ested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons speci-fied in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

          Section 8.  Insurance.  The Corporation may purchase and maintain
          ---------   ---------
insurance on behalf of any person who is or was a director or officer of the

Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

          Section 9.  Certain Definitions.  For purposes of this Article VIII,
          ---------   -------------------
references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

          Section 10.  Survival of Indemnification and Advancement of Expenses.
          ----------   -------------------------------------------------------
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

          Section 11.  Limitation on Indemnification.  Notwithstanding anything
          ----------   -----------------------------
contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

          Section 12.  Indemnification of Employees and Agents.  The Corporation
          ----------   ---------------------------------------
may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employ-ees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS
                                   ----------

          Section 1.  Amendments.  These Bylaws may be altered, amended or
          ---------   ----------
repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstand-ing capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

          Section 2.  Entire Board of Directors.  As used in this Article IX and
          ---------   -------------------------
in these Bylaws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                         REGISTRATION RIGHTS AGREEMENT

          This Registration Rights Agreement is made and entered into as of October 2, 1996, by and among (i) ROCKSHOX, INC., a Delaware corporation (the "Company"); (ii) The Simons Revocable Trust, Debra W. Simons Grantor Retained Annuity Trust, Stephen W. Simons Grantor Retained Annuity Trust and The Simons Children Irrevocable Trusts (collectively, together with their Permitted Transferees (defined below), the "Simons Parties"); (iii) Paul Turner and the Turner Family LP (collectively, together with their Permitted Transferees, the "Turner Parties"); (iv) MCIT PLC (together with its Permitted Transferees, the "MCIT Parties"), and (v) John W. Jordan II Revocable Trust, David W. Zalaznick, Jonathan F. Boucher, John R. Lowden, Adam E. Max, A. Richard Caputo Jr., Thomas
H. Quinn, James E. Jordan Jr. Profit Sharing Plan & Trust, Paul A. Rodzevik and Leucadia Investors, Inc., (collectively, together with their Permitted Transfe-rees, the "Jordan Parties" and, together with the Simons Parties, the Turner Parties, and the MCIT Parties, the "Stockholders").

          WHEREAS, the Company's predecessor, RSx Holdings, Inc. ("Holdings"), and certain of the Stockholders have entered into a Subscription and Stockhold-ers Agreement, dated as of March 24, 1995 (the "Stockholders Agreement"), pursuant to which, among other things, Holdings granted the Stockholders certain registration rights with respect to their shares of common stock, par value $1.00 per share ("Holdings Common Stock"), of Holdings; and

          WHEREAS, the Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement relating to an initial public offering (the "Offering") of its common stock, par value $.01 per share ("Common Stock"); and

          WHEREAS, immediately prior to the consummation of the Offering, Holdings will be merged with and into the Company (the "Merger") and each share of Holdings Common Stock will be converted into 88.2 shares of Common Stock; and

          WHEREAS, the parties hereto desire to enter into this Agreement, which will replace and supersede the Stockholders Agreement.

          The parties hereby agree as follows:

          1.   Definitions
               -----------

          As used in this Agreement, the following terms shall have the follow-ing meanings:

          Demanding Holders:  Stockholders who have initiated a registration
          -----------------
request in compliance with Section 3(a) hereof. Such request may be initiated by not less than two of the Simons Parties, the Turner Parties, the MCIT Parties and the Jordan Parties. Any action required or permitted to be taken hereunder by any of the Simons Parties, the Turner Parties, the MCIT Parties or the Jordan Parties shall be taken by action of the holders of a majority of Registrable Securities held by the applicable Stockholders.

          Effective Date:  The date of the consummation of the Merger.
          --------------

          Exchange Act:  The Securities Exchange Act of 1934, as amended.
          ------------

          Person:  Any individual, partnership, corporation, limited liability
          ------
company, trust, unit trust, unincorporated organization, government or agency or political subdivision thereof, or any other entity.

          Proceeding:  An action, claim, suit or proceeding (including, without
          ----------
limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

          Prospectus:  The prospectus included in any Registration Statement
          ----------
(including, without limitation, a prospectus that discloses information previ-ously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospec-tus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

          Registrable Securities:  The shares of Common Stock received by the
          ----------------------
Stockholders upon conversion of shares of Holdings Common Stock in the Merger, and at all times subsequent thereto, until such time as such shares of Common Stock (i) are effectively registered under the Securities Act and disposed of in accordance with the Registration Statement covering such shares, (ii) are saleable by the holder thereof pursuant to Rule 144(k) or (iii) are distributed for resale pursuant to Rule 144.

          Registration Statement:  Any registration statement of the Company
          ----------------------
that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such regis-tration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

          Rule 144:  Rule 144 under the Securities Act, as such Rule may be
          --------
amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          Securities Act:  The Securities Act of 1933, as amended.
          --------------

          Special Counsel:  Any special counsel to any of the Stockholders.
          ---------------

          underwritten registration or underwritten offering:  A registration in
          --------------------------------------------------
which securities of the Company are sold to an underwriter for reoffering to the public.

          2.   Effectiveness; Superseding Agreement.
               ------------------------------------

          This Agreement shall become effective on the Effective Date. Upon the Effective Date, this Agreement shall supersede any and all agreements, arrange-ments or understandings among any of the parties hereto concerning the subject matter hereof, including, without limitation, the Stockholders Agreement provided, however, that this Agreement shall in no way effect the Letter Agree-
--------  -------
ment, dated September 26, 1996, among the Company, MCIT PLC, Debra W. Simons Grantor Retained Annuity Trust, Stephen W. Simons Grantor Retained Annuity Trust and Turner Family LP.

          3.   Demand Registration
               -------------------

               (a)  Requests for Registration.  The Demanding Holders shall have
                    -------------------------
the right by written notice delivered to the Company (the "Demand Notice") to require the Company to register (a "Demand Registration") under and in accor-dance with the provisions of the Securities Act the number of Registrable Securities requested to be so registered pursuant to the terms of this Agree-ment.

          In no event shall the number of Demand Registrations pursuant to this
Section 3(a) exceed two for all Demanding Holders unless any Demand Registration does not become effective or is not maintained effective for the period required pursuant to this Section 3(a), or the amount of Registrable Securities to be registered on behalf of the holders requesting such Demand Registration is reduced by more than 50% pursuant to Section 3(b) hereof, then the Demanding Holders shall be entitled to an additional Demand

Registration in lieu thereof until such Demand Registration is declared and maintained effective for such period.

          Within 10 days after receipt by the Company of a Demand Notice, the Company shall give written notice of such Demand Notice to all other holders of Registrable Securities and shall,subject to the provisions of Section 3(b) hereof, include in such registration all Registrable Securities with respect to which the Company received written requests for inclusion therein within 10 days after such notice is given by the Company to such holders.

          All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and the intended methods of disposi-tion thereof.

          If the Demanding Holders request that such Demand Registration be a "shelf" registration pursuant to Rule 415 under the Securities Act, the Company shall file such Demand Registration under Rule 415 and shall keep the Registra-tion Statement filed in respect thereof effective for a period that shall terminate on the earlier of (i) 180 days from the date on which the SEC declares such Registration Statement effective and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement.

               (b)  Priority on Demand Registration.  If any of the Registrable
                    -------------------------------
Securities registered pursuant to a Demand Registration are to be sold in a firm commitment underwritten offering, and the managing underwriter or underwriters advise the holders of such securities in writing that in its opinion the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to materially and adversely affect the success of such offering, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities that in the opinion of such managing underwriter can be sold, and such Registrable Securi-ties shall be allocated pro rata among the holders of Registrable Securities on
                        --- ----
the basis of the number or dollar amount of securities requested by such persons to be included in such offering.

               (c)  Postponement of Demand Registration.  The Company shall be
                    -----------------------------------
entitled to postpone, for a reasonable period of time not in excess of 90 days, the filing of a Registration Statement if the Company determines, in good faith exercise of its reasonable business judgment, that such registration and offering could materially adversely affect bona fide financing plans of the
                                           ---- ----

Company or would require disclosure of information, the premature disclosure of which could materially adversely affect the Company or any transaction under consideration by the Company.

          Upon the expiration of the postponement period, which period may be extended for an additional 90 days if the requirements of this Section 3(c) are met, the Company shall be required to file a Registration Statement covering the Registrable Securities requested to be registered.

          4.   Piggyback Registration
               ----------------------

               (a)  Right to Piggyback.  If at any time the Company proposes to
                    ------------------
file a registration statement under the Securities Act with respect to an offering of Common Stock (other than a registration statement (i) on Form S-4 or Form S-8 or any successor forms thereto or (ii) filed solely in connection with an exchange offer or an offering made solely to employees of the Company), whether or not for its own account, then the Company shall give written notice of such proposed filing to the holders of Registrable Securities at least 30 days before the anticipated filing date. Such notice shall offer such holders the opportunity to register such amount of Registrable Securities as each such holder may request (a "Piggyback Registration"). Subject to Section 4(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 10 days after notice has been given to the applicable holder (which request shall specify the intended method of distribu-tion). The holders of Registrable Securities shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

               (b)  Priority on Piggyback Registrations.  The Company shall
                    -----------------------------------
cause the managing underwriter of a proposed underwritten offering to permit holders of Registrable Securities requested to be included in the registration for such offering to include all such Registrable Securities on the same terms and conditions as any other shares of Common Stock, if any, of the Company included therein. Notwithstanding the foregoing, if the managing underwriter of such underwritten offering delivers an opinion to the holders of Registrable Securities that the total number or dollar amount of securities that such holders, the Company and any other Persons having rights to participate in such registration, propose to include in such offering is such as to materially and adversely affect the success of such offering, then the amount of Common Stock to be offered (i) for the account of holders of Registrable Securities and (ii) for the account of all such other Persons (other than the Company) shall be reduced or limited pro rata in proportion to the respective dollar amounts of Common
           --- ----
Stock requested by such persons to be included in such offering.

               (c)  Registration of Securities Other than Registrable Secu-
                    -------------------------------------------------------
rities.  Without the written consent of the holders of a majority of the then
------
outstanding Registrable Securities, the Company shall not grant to any Person the right to request the Company to register any securities of the Company under the Securities Act unless the rights so granted, if exercised, would not otherwise conflict or be inconsistent with the provisions of, this Agreement.

          5.   Hold-Back Agreements
               --------------------

               (a)  Restrictions on Public Sale by Holders of Registrable
                    -----------------------------------------------------
Securities.  Each holder of Registrable Securities agrees, in connection with
----------
any sale of securities by the Company and in connection with any Registration Statement filed pursuant to Section 3 or Section 4 hereof, if requested (pursu-ant to a timely written notice) by the Company or the managing underwriter or underwriters in an underwritten offering, not to effect any public sale or distribution of any of the Company's securities, including a sale pursuant to Rule 144 (except as part of such underwritten offering), during the period beginning 10 days prior to, and ending 180 days after, the closing date of each underwritten offering made by the Company or pursuant to such Registration Statement.

          The foregoing provisions shall not apply to any holder of Registrable Securities if such holder is prevented by applicable statute or regulation from entering into any such agreement; provided, however, that any such holder shall
                                  --------  -------
undertake in its request to participate in any such underwritten offering, not to effect any public sale or distribution of the class of securities covered by such Registration Statement (except as part of such underwritten offering) during such period unless it has provided 90 days' prior written notice of such sale or distribution to the managing underwriter or underwriters.

               (b)  Restrictions on Public Sale by the Company.  The Company
                    ------------------------------------------
agrees that without the written consent of the managing underwriter in an under-written offering of Registrable Securities covered by a Registration Statement filed pursuant to Section 3 or Section 4 hereof, it will not effect any public or private sale or distribution of any of its equity securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during the 180-day period beginning on, the closing date of each underwritten offering made pursuant to such Registration Statement (except (i) as part of such underwritten registration, (ii) pursuant to registrations on Form S-4 or Form S-8 or any successor forms thereto or filed solely in connec-tion with an offering made solely to employees of the Company, (iii) in connec-tion with an exchange offer or (iv) in connection with the acquisition of assets by the Company or its subsidiaries).

          6.   Registration Procedures
               -----------------------

          In connection with the Company's registration obligations pursuant to
Section 3 or Section 4 hereof, the Company shall effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

               (a) Prepare and file with the SEC a Registration Statement or Registration Statements on any appropriate form under the Securities Act that shall be available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and use its best efforts to cause each such Registration Statement to become effective and remain effective as provided herein. Before filing any Registration Statement or Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference), the Company shall furnish or otherwise make available to the holders of the Registrable Securities covered by such Registration State-ment, the Special Counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such holders, the Special Counsel and such underwriters, if any; provided, however, that the Company shall not be required to deliver to such
--------  -------
holders a copy of any such document that has not been materially changed from a copy of such document that was previously delivered to such holders. The Compa-ny shall not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto (including such documents which, upon filing, would or would be incorporated or deemed to be incorporated by reference therein) to which the holders of a majority of the Registrable Securities covered by such Registration Statement, the Special Counsel or the managing underwriter, if any, shall reasonably object, in writing, on a timely basis unless, in the opinion of the Company, such filing is necessary to comply with applicable law.

               (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective during the period provided herein with respect to the disposition of the Registrable Securities covered thereby; cause the related Prospectus to be supplemented by any required Pro-spectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accor-dance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or to such Prospectus as so supple-mented.

               (c) Notify the selling holders of Registrable Securities, the Special Counsel and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such notice in writing:

                    (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration State-ment or any post-effective amendment, when the same has become effective,
                    (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information (provided, that
                                                               --------
the Company shall not be required to notify the holders or the Special Counsel of all "comment" letters or the Company's responses thereto to the holders or the Special Counsel unless such letters request information from or about the holders),

                    (iii) of the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose,

                    (iv) if at any time the representations and warranties of the Company contained in any agreement contemplated by Section 6(n) (including any underwriting agreement) below cease to be true and correct,

                    (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose,

                    (vi) of the happening of any event that makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or that requires the making of any changes in a Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and

                    (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

               (d) Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction.

               (e) If requested by the managing underwriters, if any, or any holder of Registrable Securities being sold, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, and such holder reasonably agree should be included therein as may be required by applicable law, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment, and (iii) supplement or make amendments to any Registration Statement; provided, however, that the
                                               --------  -------
Company shall not be required to take any actions under this Section 6(e) that are not, in the opinion of counsel for the Company, in compliance with applica-ble law.

               (f) Furnish to each selling holder of Registrable Securities, the Special Counsel and each managing underwriter, if any, without charge, at least one conformed copy of the Registration Statement or Statements and any post-effective amendment thereto, including financial statements (but excluding schedules, all documents incorporated therein by reference or deemed incorporat-ed therein by reference and all exhibits, unless requested in writing by such holder, Special Counsel or underwriter).

               (g) Deliver to each selling holder of Registrable Securities, the Special Counsel and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may request; and the Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

               (h) Prior to any public offering of Registrable Securities, to use its reasonable best efforts to register or qualify or cooperate with the selling holders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Secu-rities for offer and sale under the securities or Blue Sky laws of such juris-dictions within the United States as any seller or underwriter reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, however,
                                                             --------  -------
that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject.

               (i) Cooperate with the selling holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends; and enable such Registrable Securities to be registered in such names as the managing underwriters, if any, shall request at least two business days prior to any sale of Registrable Secu-rities to the underwriters.

               (j) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other govern-mental agencies or authorities within the United States, except as may be required solely as a consequence of the nature of such selling holder's busi-ness, in which case the Company will cooperate in all respects with the filing of such Registration Statement and the granting of such approvals, as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities.

               (k) Upon the occurrence of any event contemplated by Section 6(c)(vi) or 6(c)(vii) above, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (l) Use its best efforts to cause all Registrable Securities covered by such Registration Statement to be (i) listed on each securities ex-change, if any, on which similar securities issued by the Company are then listed, or (ii) authorized to be quoted on The Nasdaq Stock Market National Market if the securities so qualify; in each case, if requested by the holders of a majority of shares of the Registrable Securities covered by such Registra-tion Statement or the managing underwriters, if any.

               (m) Prior to the effective date of the Registration Statement relating to the Registrable Securities, (i) provide the transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and (ii) provide a CUSIP number for the Registrable Securities.

               (n) Enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offer-
ings) and take all such other actions in connection therewith (including those reasonably requested by the managing underwriters, if any, or the holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities and in such connec-tion, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

                     (i) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incor-porated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and, if true, confirm the same if and when requested;

                    (ii) use its reasonable best efforts to obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwrit-ers, if any, and the holders of a majority of the Registrable Securities being sold) addressed to each selling holder of Registrable Securities and each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such holders and underwriters, including without limitation the matters referred to in Section 6(n)(i) above;

                    (iii) use its reasonable best efforts to obtain "cold com-fort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each selling holder of Registrable Securities (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings; and

                    (iv) deliver such documents and certificates as may be reasonably requested by the holders of a majority of the Registrable Securities being sold, the Special Counsel and the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

               (o) Make available for inspection by a representative of the holders of Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, if any, and any attorney or accoun-tant retained by such selling holders or underwriter, at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any records, information or
                        --------  -------
documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents shall be kept confi-dential by such Persons unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities or (iii) disclosure of such records, information or documents, in the opinion of counsel to such Person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act). Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company or its subsidiaries in viola-tion of law.

               (p) Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements satisfy-ing the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than 45 days after the end of any 12-month period (or 90 days after the end of any 12-month period if such period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, and (ii) if not sold to underwriters in such an offering, commencing on the first day of the first fiscal quarter of the Company, after the effective date of a Registration Statement, which statements shall cover said 12-month periods.

          The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such informa-tion regarding the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any seller who unreasonably fails to furnish such information within a reasonable time after receiving such request.

          Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(c)(ii), 6(c)(iii), 6(c)(v), 6(c)(vi) or 6(c)(vii) hereof, such holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration State-ment or Prospectus until such holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(k) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospec-tus.

          7.   Registration Expenses
               ---------------------

          All reasonable fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the underwriters or selling holders in connection with Blue Sky qualifications of the Registrable Securities pursuant to Section 6(h) hereof)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable

Securities in a form eligible for deposit with The Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by the holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of all independent certified public accountants referred to in Section 6(n)(iii) hereof (including the expenses of any "cold comfort" letters required by this Agree-ment), (vi) the fees and expenses of any "qualified independent underwriter" or other independent appraiser participating in an offering pursuant to Section 3 of Schedule E to the By-laws of the National Association of Securities Dealers, Inc. and (vii) fees and expenses of all other Persons retained by the Company. In addition, the Company shall pay its internal expenses (including without limitation all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any Person, including special experts, retained by the Company.

          In addition, whether or not any of the Registration Statements become effective, the Company shall pay the reasonable fees and disbursements of a Special Counsel for each of the Simons Parties, the Turner Parties, the MCIT Parties and the Jordan Parties, in each case, together with appropriate local counsel.

          The Company shall not be required to pay any underwriter's fees and expenses (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of Registrable Securities.

          8.   Indemnification
               ---------------

               (a)  Indemnification by the Company.  The Company shall, without
                    ------------------------------
limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each holder of Registrable Securities whose Registrable Securities are registered pursuant to this Agreement, the officers, directors, agents and employees of each of them, each Person who controls such holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of any such controlling person, from and against all losses, claims, damages, liabilities, costs (including, without limitation, the costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses") to be reimbursed prompt-ly, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based solely upon information furnished in writing to the Company by such holder expressly for use therein; provided, however, that the Company shall not be
                           --------  -------
liable to any holder of Registrable Securities to the extent that (A) any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if
(i) such holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale by such holder of a Regis-trable Security to the person asserting the claim from which such losses arise and (ii) the Prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; or (B) any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Prospectus, if (x) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in all material respects in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplement-ed, such holder thereafter fails to deliver such Prospectus as so amended and supplemented, prior to or concurrently with the sale of a Registrable Security to the Person asserting the claim from which such Losses arise.

               (b)  Indemnification by Holder of Registrable Securities.  In
                    ---------------------------------------------------
connection with any Registration Statement in which a holder of Registrable Securities is participating, such holder of Registrable Securities shall furnish to the Company in writing such information relating to such holder, as such, or the Registrable Securities being sold by such holder (the "Holder Information") as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and agrees to indemnify, to the fullest extent permitted by law, the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, from and against all Losses arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any Holder Information so furnished in writing by such holder to the Company expressly for use in such Registration Statement or Prospectus and that such Holder Informa-tion was solely relied upon by the Company in preparation of such Registration Statement, Prospectus or preliminary prospectus. In no event shall the liabili-ty of any selling holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses) received by such holder directly from the sale of the Registrable Securities giving rise to such indemnification obligation. The Company shall be entitled to receive indemni-ties from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution to the same extent as provided above with respect to information so furnished in writing by such Persons expressly for use in any Prospectus or Registration Statement.

               (c)  Conduct of Indemnification Proceedings.  If any Person shall
                    --------------------------------------
be entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any Proceeding with respect to which such indemnified party seeks indemnification or contribu-tion pursuant hereto; provided, however, that the delay or failure to so notify
                      --------  -------
the indemnifying party shall not relieve the indemnifying party from any obliga-tion or liability except to the extent that the indemnifying party has been prejudiced materially by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or Proceeding, to assume, at the indemnifying party's expense, the defense of any such claim or Proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that an indemnified party shall have the
                   --------  -------
right to employ separate counsel in any such claim or Proceeding and to partici-pate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (1) the indemnifying party agrees to pay such fees and expenses; (2) the indemnifying party fails promptly to assume the defense of such claim or Proceeding or fails to employ counsel reasonably satisfactory to such indemnified party or (3) counsel for the indemnified party advises the indemnifying party in writing that there are issues that raise conflicts of interest between the indemnified party and the indemnifying party; in which case the indemnified party shall have the right to employ counsel and to assume the defense of such claim or proceeding; provided,
                                                                      --------
however, that the indemnifying party shall not, in connection with any one such
-------
claim or Proceeding or separate but substantially similar or related claims or Proceedings in the same jurisdiction, arising out of the same general allega-tions or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable.

          Whether or not such defense is assumed by the indemnifying party, such indemnified party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). All such fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within five days of written notice thereof to the indemnifying party (regardless of whether it is ultimately deter-mined that an indemnified party is not entitled to indemnification hereunder). The indemnifying party shall not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any Proceeding in which any indemnified party is or could be a party and as to which indemnification or contribution could be sought by such indemnified party under this Section 8, unless such judgment, settlement or other termination includes as an uncondi-tional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indem-nified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

               (d)  Contribution.  If the indemnification provided for in this
                    ------------
Section 8 is unavailable to an indemnified party under Section 8(a) or 8(b) hereof in respect of any Losses or is insufficient to hold such indemnified party harmless, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall, jointly and severally, contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to informa-tion supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any Proceeding.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata alloca-
                                                              --- ----
tion or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 8(d), an indemnifying party that is a selling holder of Registrable Securities shall not be required to contrib-ute any amount in excess of the amount by which the net proceeds (after deduct-ing the aggregate underwriters' discount) received by such indemnifying party from the sale of such

Registrable Securities exceeds the amount of any damages that such indemnifying party has otherwise been required to pay (including, without limitation, pursuant to any other indemnification or contribution obligation such indemnify-ing party may have) by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresen-tation.

          The indemnity, contribution and expense reimbursement obligations of the Company hereunder shall be in addition to any liability the Company may otherwise have hereunder or otherwise. The provisions of this Section 8 shall survive so long as Registrable Securities remain outstanding, notwithstanding any transfer of the Registrable Securities by any Stockholder or any termination of this Agreement.

          9.   Rule 144
               --------

          The Company shall file the reports required to be filed by it under the Securities Act and the Exchange Act, and will take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any holder of Registrable Securities, the Company shall deliver to such holder a written statement as to whether it has complied with such filing requirements.

          10.  Underwritten Registrations
               --------------------------

          If any Demand Registration is an underwritten offering, the holders of a majority of the Registrable Securities included in such offering shall select the investment banker or bankers and managers to administer the offering; provided, that such investment banker or bankers and managers shall be reason-
--------
ably satisfactory to the Company. If any Piggyback Registration is an under-written offering, the Company shall have the right to select the investment banker or investment bankers and managers to administer the offering.

          11.  Miscellaneous
               -------------

               (a)  Remedies.  In the event of a breach by the Company of its
                    --------
obligations under this Agreement, each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

               (b)  Amendments and Waivers.  The provisions of this Agreement,
                    ----------------------
including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of holders of a majority of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registra-tion Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least a majority of the Registrable Securities being sold by such holders; provided,
                                                                   --------
however, that the provisions of this sentence may not be amended, modified, or
-------
supplemented except in accordance with the provisions of the immediately preced-ing sentence.

               (c)  Notices.  All notices and other communications provided for
                    -------
or permitted hereunder shall be made in writing and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecop-ier or (iii) one business day after being deposited with a reputable next-day courier, postage prepaid, to the parties as follows:

                    (x) if to a holder of Registrable Securities, at the most current address given by such holder to the Company in accordance with the provisions of this Section 11(d), which address initially is, with respect to each Holder, the address set forth on his respective signature page attached hereto; and

                    (y) if to the Company, at 401 Charcot Avenue, San Jose, California 95131, Telecopier Number (408) 232-7496, Attention: Chief Financial Officer;

or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

               (d)  Owner of Registrable Securities.  The Company will maintain,
                    -------------------------------
or will cause its registrar and transfer agent to maintain, a stock book with respect to the Common Stock, in which all transfers of Registrable Securities of which the Company has received notice will be recorded. The Company may deem and treat the person in whose name Registrable Securities are registered in the stock book of the Company as the owner thereof for all purposes, including without limitation, the giving of notices under this Agreement.

               (e)  Successors and Assigns.  This Agreement shall inure to the
                    ----------------------
benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each holder of any Registrable Securities. The Company may not assign its rights or obligations hereunder without the prior written consent of each holder of any Registrable Securities. Notwithstanding the foregoing, no transferee shall have any of the rights granted under this Agreement (i) until such transferee shall acknowledge its rights and obligations hereunder by a signed written statement of such transfer-ee's acceptance of such rights and obligations (any such transferee, a "Permit-ted Transferee") or (ii) if the transferor notifies the Company in writing on or prior to such transfer that the transferee shall not have such rights.

               (f)  Counterparts.  This Agreement may be executed in any number
                    ------------
of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

               (g)  Headings.  The headings in this Agreement are for conve-
                    --------
nience of reference only and shall not limit or otherwise affect the meaning hereof.

               (h)  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND
                    -------------
CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

               (i)  Severability.  If any term, provision, covenant or re-
                    ------------
striction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, cove-nants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

               (j)  Entire Agreement.  This Agreement is intended by the parties
                    ----------------
as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein.

               (k)  Attorneys' Fees.  In any action or proceeding brought to
                    ---------------
enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as determined by the court, shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                    ROCKSHOX, INC.


                    By:   /s/ Stephen Simons
                         -------------------------------------------------------
                         Name:   Stephen Simons
                                ------------------------------------------------
                         Title:  President
                                 -----------------------------------------------

                                    THE SIMONS PARTIES

                                        THE SIMONS REVOCABLE TRUST


                                        By:  /s/ Debra W. Simons
                                             ------------------------------
                                             Name:  Debra W. Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        By:  /s/ Stephen Simons
                                             ------------------------------
                                             Name:  Stephen Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        DEBRA W. SIMONS GRANTOR RETAINED
                                           ANNUITY TRUST


                                        By:  /s/ ILLEGIBLE SIGNATORY
                                             ------------------------------
                                             Name:
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        By:  /s/ Stephen Simons
                                             ------------------------------
                                             Name:  Stephen Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        STEPHEN W. SIMONS GRANTOR RETAINED
                                           ANNUITY TRUST


                                        By:  /s/ ILLEGIBLE SIGNATORY
                                             ------------------------------
                                             Name:
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        By:  /s/ Stephen Simons
                                             ------------------------------
                                             Name:  Stephen Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        THE SIMONS CHILDREN IRREVOCABLE TRUSTS


                                        By:  /s/ Debra Simons
                                             ------------------------------
                                             Name:  Debra Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        By:  /s/ Stephen Simons
                                             ------------------------------
                                             Name:  Stephen Simons
                                                    -----------------------
                                             Title:
                                                     ----------------------

                                        Address for Notice:
                                        c/o RockShox, Inc.
                                        401 Charcot Avenue
                                        San Jose, California  95131

                                    THE TURNER PARTIES


                                         /s/ Paul Turner
                                        -----------------------------------
                                                  Paul Turner

                                        TURNER FAMILY LP


                                        By:   /s/ Paul Turner
                                              -----------------------------
                                              Name:  Paul Turner
                                                     ----------------------
                                              Title:
                                                      --------------------

                                        Address for Notice:
                                        c/o RockShox, Inc.
                                        401 Charcot Avenue
                                        San Jose, California  95131

                                     THE MCIT PARTIES

                                        MCIT PLC


                                        By:   /s/ James Jordan
                                              -----------------------------
                                              Name:  James Jordan
                                                     ----------------------
                                              Title:
                                                      ---------------------


                                        Address for Notice:
                                        c/o Jordan/Zalaznick Advisors, Inc.
                                        9 West 57th Street
                                        New York, New York  10019

                                   THE JORDAN PARTIES

                                        JOHN W. JORDAN II REVOCABLE TRUST


                                        By:   /s/ John W. Jordan II
                                              -----------------------------
                                              Name:  John W. Jordan II
                                                     ----------------------
                                              Title:  Trustee
                                                      ---------------------


                                          /s/ David W. Zalaznick
                                        -----------------------------------
                                              David W. Zalaznick


                                          /s/ Jonathan F. Boucher
                                        -----------------------------------
                                              Jonathan F. Boucher


                                          /s/ John R. Lowden
                                        -----------------------------------
                                              John R. Lowden


                                          /s/ Adam E. Max
                                        -----------------------------------
                                              Adam E. Max


                                          /s/ A. Richard Caputo, Jr.
                                        -----------------------------------
                                              A. Richard Caputo, Jr.


                                          /s/ Thomas H. Quinn
                                        -----------------------------------
                                              Thomas H. Quinn

                                        JAMES E. JORDAN JR. PROFIT SHARING
                                           PLAN & TRUST


                                        By:   /s/ James E. Jordan
                                              -----------------------------
                                              Name:  James E. Jordan
                                                     ----------------------
                                              Title:
                                                      ---------------------


                                          /s/ Paul A. Rodzevik
                                        -----------------------------------
                                              Paul A. Rodzevik


                                        Address for Notice:
                                        c/o The Jordan Company
                                        9 West 57th Street
                                        New York, New York  10019

                                        LEUCADIA INVESTORS, INC.


                                        By:   /s/ ILLEGIBLE SIGNATORY
                                              -----------------------------
                                              Name:
                                                     ----------------------
                                              Title:
                                                      ---------------------

                                        Address for Notice:
                                        315 Park Avenue South
                                        New York, New York  10010

                                                                  Execution Copy

                                 ROCKSHOX, INC.

                            (a Delaware corporation)

                                4,800,000 Shares

                                  Common Stock

                               PURCHASE AGREEMENT




                               September 26, 1996

                          Table of Contents

SECTION 1. REPRESENTATIONS AND WARRANTIES .....................................2

     (a) REPRESENTATIONS AND WARRANTIES BY THE COMPANY ........................2

          (i) Compliance with Registration Requirements .......................2
              -----------------------------------------
          (ii) Independent Accountants ........................................3
               -----------------------
          (iii) Financial Statements ..........................................3
                --------------------
          (iv) No Material Adverse Change in Business .........................3
               --------------------------------------
          (v) Good Standing of the Company ....................................4
              ----------------------------
          (vi) Good Standing of Subsidiaries ..................................4
               -----------------------------
          (vii) Capitalization ................................................4
                --------------
          (viii) Authorization of Agreement ...................................4
                 --------------------------
          (ix) Authorization and Description of Common Stock ..................4
               ---------------------------------------------
          (x) Authorization and Description of Securities .....................5
              -------------------------------------------
          (xi) Absence of Defaults and Conflicts ..............................5
               ---------------------------------
          (xii) Absence of Labor Dispute ......................................5
                ------------------------
          (xiii) Absence of Proceedings .......................................5
                 ----------------------
          (xiv) Accuracy of Exhibits ..........................................6
                --------------------
          (xv) Possession of Intellectual Property ............................6
               -----------------------------------
          (xvi) Absence of Further Requirements ...............................6
                -------------------------------
          (xvii) Possession of Licenses and Permits ...........................6
                 ----------------------------------
          (xviii) Title to Property ...........................................6
                  -----------------
          (xix) Compliance with Cuba Act ......................................7
                ------------------------
          (xx) Investment Company Act .........................................7
               ----------------------
          (xxi) Environmental Laws ............................................7
                ------------------
          (xxii) Registration Rights ..........................................7
                 ------------------

     (b) REPRESENTATIONS AND WARRANTIES BY THE SELLING STOCKHOLDERS ...........7

          (i) Authorization of Agreements .....................................7
              ---------------------------
          (ii) Good Title .....................................................8
               ----------
          (iii) Due Execution of Power of Attorney and Custody Agreement ......8
                --------------------------------------------------------
          (iv) Absence of Manipulation ........................................8
               -----------------------
          (v) Absence of Further Requirements .................................8
              -------------------------------
          (vi) Restriction on Sale of Securities ..............................9
               ---------------------------------
          (vii) Certificates Suitable for Transfer ............................9
                ----------------------------------
          (viii) No Association with NASD .....................................9
                 -----------------------

     (c) ADDITIONAL REPRESENTATION AND WARRANTY BY THE FOUNDING SELLING
          STOCKHOLDERS ........................................................9

     (d) OFFICERS'CERTIFICATES ................................................9

SECTION 2. SALE AND DELIVERY TO UNDERWRITERS; CLOSING ........................10

       (a) Initial Securities ................................................10
       (b) Option Securities .................................................10
       (c) Payment ...........................................................10
       (d) Denominations; Registration .......................................11

SECTION 3. COVENANTS OF THE COMPANY ..........................................11

       (a) Compliance with Securities Regulations and Commission Requests ....11
       (b) Filing of Amendments ..............................................11
       (c) Delivery of Registration Statements ...............................11
       (d) Delivery of Prospectuses ..........................................11
       (e) Continued Compliance with Securities Laws .........................12
       (f) Blue Sky Qualifications ...........................................12
       (g) Rule 158 ..........................................................12
       (h) Use of Proceeds ...................................................12
       (i) Listing ...........................................................12
       (j) Restriction on Sale of Securities .................................12
       (k) Reporting Requirements ............................................13

SECTION 4. PAYMENT OF EXPENSES ...............................................13

       (a) Expenses of the Company ...........................................13
       (b) Expenses of the Selling Stockholders ..............................13
       (c) Termination of Agreement ..........................................13

SECTION 5. CONDITIONS OF UNDERWRITERS' OBLIGATIONS ...........................13

       (a) Effectiveness of Registration Statement ...........................13
       (b) Opinion of Corporate Counsel for Company ..........................14
       (c) Opinion of Special Securities Counsel for Company .................14
       (d) Opinion of Counsel for the Founding Selling Stockholders ..........14
       (e) Opinion of Counsel for the Investor Selling Stockholder ...........14
       (f) Opinion of Counsel for Underwriters ...............................14
       (g) Officers' Certificate .............................................14
       (h) Accountants' Comfort Letter .......................................15
       (i) Bring-down Comfort Letter .........................................15
       (O) Certificate of Selling Stockholders ...............................15
       (k) Approval of Listing ...............................................15
       (1) No Objection ......................................................15
       (m) Lock-up Agreements ................................................15
       (n) Opinion of Patent Counsel for the Company .........................15

     (o) Removal of Security Interests in Common Stock, Effectiveness of the
           Merger. ...........................................................15
     (p) Subsequent Events ...................................................16

     (q) Conditions to Purchase of Option Securities .........................16

            (i) Officers' Certificate ........................................16
                ---------------------
            (ii) Certificate of Selling Stockholders .........................16
                 -----------------------------------
            (iii) Opinion of Corporate Counsel for Company ...................16
                  ----------------------------------------
            (iv) Opinion of Special Securities Counsel for Company ...........16
                 -------------------------------------------------
            (v) Opinion of Counsel for the Founding Selling Stockholders .....16
                --------------------------------------------------------
            (vi) Opinion of Counsel for the Investor Selling Stockholder .....16
                 -------------------------------------------------------
            (vii) Opinion of Counsel for Underwriters ........................16
                  -----------------------------------
            (viii) Bring-down Comfort Letter .................................17
                   -------------------------
            (ix) Opinion of Patent Counsel for the Company ...................17
                 -----------------------------------------

     (r) Additional Documents ................................................17

     (s) Termination of Agreement. ...........................................17

SECTION 6. INDEMNIFICATION ...................................................17

     (a) Indemnification of Underwriters by the Company ......................17
     (b) Indemnification of Underwriters by the Selling Stockholders. ........18
     (c) Indemnification of Company, Directors and Officers and Selling
           Stockholders ......................................................20
     (d) Actions Against Parties; Notification ...............................20
     (e) Settlement without Consent if Failure to Reimburse ..................21
     (f) Other Agreements with Respect to Indemnification ....................21

SECTION 7. CONTRIBUTION ......................................................21

SECTION 8. REPRESENTATIONS, WARRANTIES AND AGREEMENTS TO SURVIVE DELIVERY.....22

SECTION 9. TERMINATION OF AGREEMENT ..........................................22

       (a) Termination; General ..............................................22
       (b) Liabilities .......................................................23

SECTION 10. DEFAULT BY ONE OR MORE OF THE UNDERWRITERS .......................23
SECTION 11. NOTICES ..........................................................23
SECTION 12. PARTIES ..........................................................24
SECTION 13. GOVERNING LAW ....................................................24
SECTION 14. EFFECT OF HEADINGS ...............................................24
SECTION 15. REPRESENTATION OF UNDERWRITERS ...................................24

                                 ROCKSHOX, INC.

                            (a Delaware corporation)

                                4,800,000 Shares

                                  Common Stock

                               PURCHASE AGREEMENT
                               ------------------

                                                              September 26, 1996

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated
Robertson, Stephens & Company LLC
Jefferies & Company, Inc.
  as Representatives of the several Underwriters
c/o Merrill Lynch & Co.
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated
  World Financial Center, North Tower
  New York, N.Y. 10281-1209

Ladies and Gentlemen:

                   Each of RockShox, Inc., a Delaware corporation (the "Company", which term, as used herein, includes RSx Holdings, Inc., a Delaware corporation, as predecessor company ("Holdings")), and the stockholders of the Company named in Schedule B hereto (collectively, the "Selling Stockholders") confirms its agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A hereto (collectively, the "Underwriters", which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch, Robertson, Stephens & Company LLC and Jefferies & Company, Inc. are acting as representatives (in such capacity, the "Representatives"), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), set forth in said Schedule A, and with respect to the grant by the Selling Stockholders, acting severally and not jointly, to the Underwriters, acting severally and not jointly, of the option described in
Section 2(b) hereof to purchase all or any part of 720,000 additional shares of Common Stock to cover over-allotments, if any. The aforesaid 4,800,000 shares of Common Stock (the "Initial Securities") to be purchased by the Underwriters and all or any part of the 720,000 shares of Common Stock subject to the option described in Section 2(b) hereof (the "Option Securities") are hereinafter called, collectively, the "Securities".

                   Merrill Lynch has advised the Company and the Selling Stockholders that the Underwriters, acting severally and not jointly, desire to purchase the Initial Securities and, if the Underwriters so elect, the Option Securities, and that Merrill Lynch has been authorized by the other Underwriters to execute this Agreement on their behalf.

                   The Company and the Selling Stockholders understand that the Underwriters propose to make a public offering of the Securities as soon as the Representatives deem advisable after this Agreement has been executed and delivered.

                   The Company, the Selling Stockholders and the Underwriters agree that up to 480,000 shares of the Securities to be purchased by the Underwriters (the "Reserved Securities") shall be reserved for sale by the Underwriters to certain eligible directors or employees of, and persons having business relationships with, the Company, as part of the distribution of the Securities by the Underwriters, subject to the terms of this Agreement, the applicable rules, regulations and interpretations of the National Association of Securities Dealers, Inc. (the "NASD") and all other applicable laws, rules and regulations. To the extent that such Reserved Securities are not so purchased by such eligible directors or employees of, and persons having business relationships with, the Company, such Reserved Securities may be offered to the public as part of the public offering contemplated hereby.

                   The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (No. 333-08069) covering the registration of the Securities under the Securities Act of 1933, as amended (the "1933 Act"), including the related preliminary prospectus or prospectuses. Promptly after execution and delivery of this Agreement, the Company will either (i) prepare and file a prospectus in accordance with the provisions of Rule 430A ("Rule 430A") of the rules and regulations of the Commission under the 1933 Act (the "1933 Act Regulations") and paragraph (b) of Rule 424 ("Rule 424(b)") of the 1933 Act Regulations or
(ii) if the Company has elected to rely upon Rule 434 ("Rule 434") of the 1933 Act Regulations, prepare and file a term sheet (a "Term Sheet") in accordance with the provisions of Rule 434 and Rule 424(b). The information included in such prospectus or in such Term Sheet, as the case may be, that was omitted from such registration statement at the time it became effective but that is deemed to be part of such registration statement at the time it became effective (a) pursuant to paragraph (b) of Rule 430A is referred to as "Rule 430A Information" or (b) pursuant to paragraph (d) of Rule 434 is referred to as "Rule 434 Information." Each prospectus used before such registration statement became effective, and any prospectus that omitted, as applicable, the Rule 430A Information or the Rule 434 Information, that was used after such effectiveness and prior to the execution and delivery of this Agreement, is herein called a "preliminary prospectus." Such registration statement, including the exhibits thereto and schedules thereto, as amended, at the time it became effective and including the Rule 430A Information and the Rule 434 Information, as applicable, is herein called the "Registration Statement." Any registration statement filed pursuant to Rule 462(b) of the 1933 Act Regulations is herein referred to as the "Rule 462(b) Registration Statement," and after such filing the term "Registration Statement" shall include the Rule 462(b) Registration Statement. The final prospectus in the form first furnished to the Underwriters for use in connection with the offering of the Securities is herein called the "Prospectus." If Rule 434 is relied on, the term "Prospectus" shall refer to the preliminary prospectus dated September 3, 1996 together with the Term Sheet and all references in this Agreement to the date of the Prospectus shall mean the date of the Term Sheet. For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any Term Sheet or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

     SECTION 1.    REPRESENTATIONS AND WARRANTIES.

                   (a) REPRESENTATIONS AND WARRANTIES BY THE COMPANY. The Company represents and warrants to each Underwriter and each Selling Stockholder and agrees with each Underwriter and each Selling Stockholder, as follows:

                        (i) COMPLIANCE WITH REGISTRATION REQUIREMENTS. Each of the Registration Statement and any Rule 462(b) Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement or any Rule 462(b) Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

                   At the respective times the Registration Statement, any Rule 462(b) Registration Statement and any post-effective amendments thereto became effective and at the Closing Time referred to in Section 2(c) hereof (and, if any Option Securities are purchased, at the Date of Delivery), the Registration Statement, the Rule 462(b) Registration Statement and any amendments and supplements thereto complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If Rule 434 is used, the Company will comply with the requirements of Rule 434 and the Prospectus shall not be "materially different", as such term is used in Rule 434, from the prospectus included in the Registration Statement at the time it became effective. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the Company in writing by any Underwriter through Merrill Lynch expressly for use in the Registration Statement or Prospectus.

                   Each preliminary prospectus and the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations and, if applicable, each preliminary prospectus and the Prospectus delivered to the Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

                   (ii) Independent Accountants. The accountants who certified
                        -----------------------
the financial statements and supporting schedules included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

                   (iii) Financial Statements. The consolidated financial
                         --------------------
statements included in the Registration Statement and the Prospectus, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries at the dates indicated and the consolidated statement of operations, stockholders' equity and cash flows of the Company and its subsidiaries for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved. The supporting schedules, if any, included in the Registration Statement present fairly in all material respects in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information included in the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited consolidated financial statements included in the Registration Statement. The pro forma selected financial data, financial statements and the related notes thereto included in the Registration Statement and the Prospectus present fairly in all material respects the information shown therein, have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and, in the opinion of the Company, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

                   (iv)    No Material Adverse Change in Business. Since the
                           --------------------------------------
respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise disclosed therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular dividends on the Company's Class A Preferred Stock, par value $1.00 per share, and its Class B Preferred Stock, par value $1.00 per share (collectively. the "Preferred Stock"), there has been no dividend or distribution of any kind declared. paid or made by the Company on any class of its capital stock.

                   (v)  Good Standing of the Company. The Company has been duly
                        ---------------------------
organized and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement: and the Company is duly qualified as a foreign corporation to transact business and is in good standing in the State of California and in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions (other than the State of California) where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

                   (vi)  Good Standing of Subsidiaries. Each subsidiary of the
                         -----------------------------
Company has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock of each subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such subsidiary. The only subsidiaries of the Company are the subsidiaries listed on
Exhibit 21 to the Registration Statement.

                   (vii)  Capitalization. The authorized, issued and outstanding
                          --------------
capital stock of the Company is as set forth in the Prospectus in the column entitled "Actual" under the caption "Capitalization" (except as contemplated by the Agreement of Merger dated as of August 23, 1996 between the Company and Holdings (the "Merger Agreement") and except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus). The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

                   (viii)  Authorization of Agreement. This Agreement has been
                           --------------------------
duly authorized, executed and delivered by the Company.

                   (ix)  Authorization and Description of Common Stock. The
                         ---------------------------------------------
Common Stock conforms in all material respects to the statements relating thereto contained in the Prospectus and such description conforms to the rights set forth in the instruments defining the same.

                 (x) Authorization and Description of Securities. The Securities
                     -------------------------------------------
have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Securities conform in all material respects to the statements relating thereto contained in the Prospectus and such description conforms in all material respects to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability by reason of being such a holder; and the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

                 (xi) Absence of Defaults and Conflicts. Neither the Company nor
                      ---------------------------------
any of its subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults that would not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Initial Securities as described in the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

                 (xii) Absence of Labor Dispute. No labor dispute with the
                       ------------------------
employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent that would reasonably be expected to result in a Material Adverse Effect, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's principal suppliers, manufacturers, customers or contractors that would reasonably be expected to result in a Material Adverse Effect.

                 (xiii) Absence of Proceedings. Except as disclosed in the
                        ----------------------
Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any subsidiary, which is required to be disclosed in the Registration Statement or that would reasonably be expected to result in a Material Adverse Effect, or that would reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

                 (xiv) Accuracy of Exhibits. There are no contracts or documents
                       --------------------
which are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits thereto which have not been so described and filed as required.

                 (xv) Possession of Intellectual Property. Except as disclosed
                      -----------------------------------
in the Prospectus. the Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

                 (xvi) Absence of Further Requirements. No filing with, or
                       -------------------------------
authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as will have been obtained on or prior to the Closing Time and other than or as may be required under the 1933 Act or the 1933 Act Regulations or state securities or blue sky laws, or any applicable foreign jurisdiction (as to which no representation or warranty is made).

                 (xvii) Possession of Licenses and Permits. The Company and its
                        ----------------------------------
subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licensees") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them except as would not reasonably be expected to result in a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

                 (xviii) Title to Property. The Company and its subsidiaries
                         -----------------
have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties (other than intangible personal properties) owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Prospectus or
(b) would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect or otherwise are not, singly or in the aggregate, materially significant to the business of the Company and its subsidiaries considered as one enterprise; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Prospectus, are in full force and effect, and neither the Company nor any subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

                      (xix) Compliance with Cuba Act. The Company has complied
                            ------------------------
     with, and is and will be in compliance with, the provisions of that certain Florida act relating to disclosure of doing business with Cuba, codified as
     Section 517.075 of the Florida statutes, and the rules and regulations thereunder (collectively, the "Cuba Act") or is exempt therefrom.

                      (xx) Investment Company Act. The Company is not, and upon
                           ----------------------
     the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be, an "investment company" or an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").

                      (xxi) Environmental Laws. Except as described in the
                            ------------------
     Registration Statement or except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to result in an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries pursuant to any Environmental Laws.

                      (xxii) Registration Rights. Except as disclosed in the
                             -------------------
     Prospectus, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

                 (b) Representations and Warranties by the Selling Stockholders.
                     ----------------------------------------------------------
Each Selling Stockholder severally represents and warrants to each Underwriter and the Company as of the date hereof and agrees with each Underwriter and the Company, as follows:

                      (i) Authorization of Agreements. Such Selling Stockholder
                          ---------------------------
     has the full right, power and authority to enter into this Agreement and a Power of Attorney and Custody Agreement (the "Power of Attorney and Custody Agreement") and to sell, transfer and deliver the Securities to be sold by such Selling Stockholder hereunder. The execution and delivery of this Agreement and the Power of Attorney and Custody Agreement and the sale and delivery of the Securities to be sold by such Selling Stockholder and the consummation by such Selling Stockholder of the transactions contemplated herein and compliance by such Selling Stockholder with its obligations hereunder have been duly authorized by such Selling Stockholder and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by such Selling Stockholder or any property or assets of such Selling Stockholder pursuant to any contract, indenture. mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder may be bound. or to which any of the property or assets of such Selling Stockholder is subject (except for such conflicts, breaches. defaults, taxes, liens, charges or encumbrances that would not reasonably be expected to result in a Material Adverse Effect and that would not reasonably be expected to materially and adversely affect the consummation of the transactions contemplated hereby), nor will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of such Selling Stockholder, if applicable, or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over such Selling Stockholder or any of its respective properties.

                      (ii) Good Title. Such Selling Stockholder has and will at
                           ----------
     the Closing Time and on the Date of Delivery have good title to the Securities to be sold by such Selling Stockholder hereunder. free and clear of any security interest, mortgage, pledge, lien, charge, claim, equity or encumbrance of any kind, other than pursuant to this Agreement; and upon delivery of such Securities and payment of the purchase price therefor as herein contemplated, assuming each such Underwriter has no notice of any adverse claim, each of the Underwriters will receive good title to the Securities purchased by it from such Selling Stockholder, free and clear of any security interest, mortgage, pledge, lien, charge, claim, equity or encumbrance of any kind, other than any such security interest, mortgage, pledge, lien, charge, claim, equity or encumbrance created by such Underwriter or resulting from actions taken by such Underwriter.

                      (iii) Due Execution of Power of Attorney and Custody
                            ----------------------------------------------
     Agreement. The Investor Selling Stockholder (as defined below) has duly
     ---------
     executed and delivered, in the form heretofore furnished to the Representatives, the Power of Attorney and Custody Agreement with David W. Zalaznick as attorney-in-fact (the 'Investor Attorney-in-Fact") and American Stock Transfer & Trust Company, as custodian (the "Custodian"); the Founding Selling Stockholders (as defined below) have duly executed and delivered, in the form heretofore furnished to the Representatives, the Power of Attorney and Custody Agreement with Stephen W. Simons, Debra W. Simons, Paul H. Turner and Steven Cohen, or any of them, as attorney-in-fact (the "Founders' Attorneys-in-Fact" and, together with the Investor Attorney-in-Fact, the "Attorney -in- Fact") and the Custodian; the Custodian is authorized to deliver the Securities to be sold by such Selling Stockholders hereunder and to accept payment therefor; and each Attorney-in-Fact is authorized to execute and deliver this Agreement and the certificate referred to in Section 5(i) or that may be required pursuant to Sections 5(o) or 5(p) on behalf of such Selling Stockholders, to sell, assign and transfer to the Underwriters the Securities to be sold by such Selling Stockholders hereunder, to determine the purchase price to be paid by the Underwriters to such Selling Stockholders, as provided in
     Section 2(a) hereof, to authorize the delivery of the Securities to be sold by such Selling Stockholders hereunder, to accept payment therefor. and otherwise to act on behalf of such Selling Stockholders in connection with this Agreement.

                      (iv) Absence of Manipulation. Such Selling Stockholder has
                           -----------------------
     not taken, and will not take, directly or indirectly, any action which is designed to or which might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock.

                      (v) Absence of Further Requirements. No filing with, or
                          -------------------------------
     consent, approval, authorization, order, registration, qualification or decree of, any court or governmental authority or agency, domestic or foreign, is necessary or required for the performance by such Selling Stockholder of its obligations hereunder or in the Power of Attorney and Custody Agreement, or in connection with the sale and delivery of the Securities hereunder or the consummation of the transactions contemplated by this

     Agreement, except such as may have previously been made or obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

                      (vi) Restriction on Sale of Securities. During a period
                           ---------------------------------
     of 180 days from the date of the Prospectus, such Selling Stockholder will not, without the prior written consent of Merrill Lynch, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock (other than pursuant to the Stock Plan (as defined in the Prospectus)) or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by such Selling Stockholder or with respect to which such Selling Stockholder has or hereafter acquires the power of disposition, or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to the Securities to be sold hereunder.

                      (vii) Certificates Suitable for Transfer. Certificates
                            ----------------------------------
     for all of the Securities to be sold by such Selling Stockholder pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank with signatures guaranteed, have been placed in custody with the Custodian with irrevocable conditional instructions to deliver such Securities to the Underwriters pursuant to this Agreement.

                      (viii) No Association with NASD. Neither such Selling
                             ------------------------
     Stockholder nor any of his or its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or has any other association with (within the meaning of Article I of the By-laws of the NASD), any member firm of the NASD.

                   (c) ADDITIONAL REPRESENTATION AND WARRANTY BY THE FOUNDING SELLING STOCKHOLDERS. Each of the Debra W. Simons Grantor Retained Annuity Trust, the Stephen W. Simons Grantor Retained Annuity Trust and the Turner Family LP, as Selling Stockholders (together, the "Founding Selling Stockholders"), severally represents and warrants to each Underwriter as of the date hereof and agrees with each Underwriter, that, to the best knowledge of such Founding Selling Stockholder, the representations and warranties of the Company contained in Section l(a) hereof are true and correct; such Founding Selling Stockholder has reviewed and is familiar with the Registration Statement and the Prospectus and the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; such Founding Selling Stockholder is not prompted to sell the Securities to be sold by such Selling Stockholder hereunder by any information concerning the Company or any subsidiary of the Company which is not set forth in the Prospectus. (It is understood that this additional representation and warranty shall not be deemed to have been given by MCIT PLC, as a Selling Stockholder (the "Investor Selling Stockholder"; the term "Selling Stockholders" shall herein mean the Investor Selling Stockholder together with the Founding Selling Stockholders.)

                   (d) OFFICERS' CERTIFICATES. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby; and any certificate signed by or on behalf of the Selling Stockholders as such and delivered to the Representatives or to counsel for the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by such Selling Stockholder to the Underwriters as to the matters covered thereby.

     SECTION 2.    SALE AND DELIVERY TO UNDERWRITERS; CLOSING.

                 (a) INITIAL SECURITIES. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per share set forth in Schedule C, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of
Section 10 hereof.

                 (b) OPTION SECURITIES. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, each Selling Stockholder, severally and not jointly, hereby grants an option to the Underwriters, severally and not jointly, to purchase, ratably, up to the number of shares of Common Stock set forth in Schedule B opposite the name of such Selling Stockholder at the price per share set forth in Schedule C. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representatives to the Company and the Selling Stockholders setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a "Date of Delivery") shall be determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representatives in their discretion shall make to eliminate any sales or purchases of fractional shares.

                 (c) PAYMENT. Payment of the purchase price for the Initial Securities shall be made at the offices of Latham & Watkins, 505 Montgomery Street, Suite 1900, San Francisco, California 94111, or at such other place as shall be agreed upon by the Representatives and the Company, at 7:00 A.M. (California time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called "Closing Time").

                  In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Selling Stockholders, on each Date of Delivery as specified in the notice from the Representatives to the Company and the Selling Stockholders.

                  Payment for the Initial Securities shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Initial Securities to be purchased by them. Payment for the Option Securities purchased by the Underwriters shall be made to the Custodians by wire transfer of immediately available funds to a bank account designated by the Custodian, against delivery to the Representatives for the respective accounts of the Underwriters of certificates for the Option Securities purchased by them. It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Merrill Lynch, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

                   (d) DENOMINATIONS; REGISTRATION. Certificates for the
Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as the Representatives may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be. The certificates for the Initial Securities and the Option Securities, if any, will be made available for examination and packaging by the Representatives in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

     SECTION 3.    COVENANTS OF THE COMPANY.

              The Company covenants with each Underwriter as follows:

                   (a) COMPLIANCE WITH SECURITIES REGULATIONS AND COMMISSION REQUESTS. The Company, subject to Section 3(b), will comply with the requirements of Rule 430A or Rule 434, as applicable, and will notify the Representatives immediately, and confirm the notice in writing, (i)when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii)of the receipt of any comments from the Commission, (iii)of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, and
(iv)of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes. The Company will promptly effect the filings necessary pursuant to Rule 424(b) and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

                   (b) FILING OF AMENDMENTS. The Company will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement (including any filing under Rule 462(b)), any Term Sheet or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall object.

                   (c) DELIVERY OF REGISTRATION STATEMENTS. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters. If applicable, the copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

                   (d) DELIVERY OF PROSPECTUSES. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when the Prospectus is required to be delivered under the 1933 Act or the Securities Exchange Act of 1934 (the "1934 Act"), such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. If applicable, the Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

                   (e) CONTINUED COMPLIANCE WITH SECURITIES LAWS. The Company will comply with the 1933 Act and the 1933 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

                   (f) BLUE SKY QUALIFICATIONS. The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other United States jurisdictions as the Representatives may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement and any Rule 462(b) Registration Statement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each United States jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement and any Rule 462(b) Registration Statement.

                   (g) RULE 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of
Section 11(a) of the 1933 Act.

                   (h) USE OF PROCEEDS. The Company will use the net proceeds received by it from the sale of the Initial Securities in the manner specified in the Prospectus under "Use of Proceeds".

                   (i) LISTING. The Company will use its reasonable best efforts to have the Securities approved for quotation on The Nasdaq Stock Market, and will file with the Nasdaq Stock Market all documents and notices required by The Nasdaq Stock Market of companies that have securities that are traded in the over-the-counter market and quotations for which are reported by The Nasdaq Stock Market.

                   (j) RESTRICTION ON SALE OF SECURITIES. During a period of 180 days from the date of the Prospectus, the Company will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly. offer. pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock (other than options granted or exercised pursuant to the Stock Plan (as defined in the Prospectus)) or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities. in cash or otherwise. The foregoing sentence shall not apply to the Securities to be sold hereunder.

                   (k) REPORTING REQUIREMENTS. The Company, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder.

     SECTION 4.    PAYMENT OF EXPENSES.

                   (a) EXPENSES OF THE COMPANY. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the printing and delivery to the Underwriters of this Agreement and any Agreement among Underwriters, (iii)the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus, any Term Sheets and of the Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Securities,
(ix) the filing fees incident to the review by the NASD of the terms of the sale of the Securities, (x) the fees and expenses incurred in connection with the inclusion of the Securities in The Nasdaq Stock Market and (xi) all reasonable costs and expenses of the Underwriters, including the fees and disbursements of counsel for the Underwriters, in connection with matters related to the Reserved Securities which are designated by the Company for sale to directors and employees of, and others having a business relationship with, the Company.

                   (b) EXPENSES OF THE SELLING STOCKHOLDERS. The Company agrees to pay all expenses of the Selling Stockholders incident to the performance of their respective obligations under, and the consummation of the transactions contemplated by this Agreement, including (i) any stamp duties, capital duties and stock transfer taxes, if any, payable upon the sale of the Option Securities to the Underwriters, and their transfer between the Underwriters pursuant to an agreement between such Underwriters, and (ii) the fees and disbursements of their respective counsel and accountants.

                   (c) TERMINATION OF AGREEMENT. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5 (other than by reason of clause (k) thereof) or Section 9(a)(i) or Section 10 hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

     SECTION 5.    CONDITIONS OF UNDERWRITERS' OBLIGATIONS.

                   The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

                   (a) EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement, including any Rule 462(b) Registration Statement, has become effective and at Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or, to the knowledge of the Company, threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. A prospectus containing the Rule 430A Information shall have been flied with the Commission in accordance with Rule 424(b) (or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A) or, if the Company has elected to rely upon Rule 434, a Term Sheet shall have been filed with the Commission in accordance with Rule 424(b).

                   (b) OPINION OF CORPORATE COUNSEL FOR COMPANY. At Closing Time, the Representatives shall have received the signed opinion, dated as of Closing Time, of McCutchen, Doyle, Brown & Enersen, LLP, corporate counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit A hereto.

                   (c) OPINION OF SPECIAL SECURITIES COUNSEL FOR COMPANY. At Closing Time, the Representatives shall have received the signed opinion, dated as of Closing Time, of Skadden, Arps, Slate, Meagher &Flom, special securities counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit B hereto.

                   (d) OPINION OF COUNSEL FOR THE FOUNDINS SELLING STOCKHOLDERS. At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Parcel, Mauro, Hultin & Spaanstra, P.C., counsel for the Founding Selling Stockholders, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit C.

                   (e) OPINION OF COUNSEL FOR THE INVESTOR SELLING STOCKHOLDER. At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Mayer, Brown & Plait, counsel for the Investor Selling Stockholder, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit D.

                   (f) OPINION OF COUNSEL FOR UNDERWRITERS. At Closing Time, the Representatives shall have received the favorable opinion, dated as of Closing Time, of Latham & Watkins, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters set forth in clauses (i) through (vi), inclusive (solely, with respect to clause (iii), as to preemptive or other similar rights arising by operation of law or under the charter or by-laws of the Company), and the last paragraph of Exhibit B hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

                   (g) OFFICERS' CERTIFICATE. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the President of the Company and of the chief financial or chief accounting officer of the Company, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the other representations and warranties in Section l(a) hereof are, to the best of each such officer' s knowledge, true and correct with the same force and effect as though expressly made at and as of Closing Time,
(iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission.

                   (h) ACCOUNTANTS' COMFORT LETTER. At the time of the execution of this Agreement, the Representatives shall have received from Coopers & Lybrand a letter dated such date, in form and substance reasonably satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, in the form contemplated for "comfort letters addressed to underwriters" by Statement of Auditing Standards No. 72 ("SAS 72"), and in form and substance previously provided to for review and agreed to as satisfactory to the Representatives and to counsel for the Underwriters. Such letter shall specify therein, inter alia, the amounts described as being set forth therein in paragraph (o) of this Section 5 as of the dates contemplated by SAS 72.

                   (i) BRING-DOWN COMFORT LETTER. At Closing Time, the Representatives shall have received from Coopers & Lybrand a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (g) of this Section, except that the specified date referred to shall be a date not more than three business days prior to Closing Time.

                   (j) CERTIFICATE OF SELLING STOCKHOLDERS. At Closing Time, the Representatives shall have received a certificate of an Attorney-in-Fact on behalf of each Selling Stockholder, dated as of Closing Time, to the effect that
(i) the representations and warranties of such Selling Stockholder contained in
Section 1 (b) hereof are, to the best of such Selling Stockholder's knowledge, true and correct with the same force and effect as though expressly made at and as of Closing Time and (ii) each Selling Stockholder has complied in all material respects with all agreements and all conditions on its part to be performed under this Agreement at or prior to Closing Time.

                   (k) APPROVAL OF LISTING. At Closing Time, the Securities shall have been approved for quotation on the Nasdaq Stock Market, subject only to official notice of issuance.

                   (1) NO OBJECTION. The NASD shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

                   (m) LOCK-UP AGREEMENTS. At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit E hereto signed by the persons listed on Schedule D hereto.

                   (n) OPINION OF PATENT COUNSEL FOR THE COMPANY. At Closing Time, the Representatives shall have received a signed opinion of Sixbey, Friedman, Leedom and Ferguson, P.C., special patent and trademark counsel for the Company, dated as of Closing Time, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance reasonably satisfactory to counsel of the Underwriters, to the effect set forth in Exhibit F hereto.

                   (o) REMOVAL OF SECURITY INTERESTS IN COMMON STOCK; EFFECTIVENESS OF THE MERGER. Concurrently with the Closing Time, the Stockholders Agreement (as such term is defined in the Prospectus) will have been terminated and superseded in its entirety and the MCIT Pledge Agreement (as such term is defined in the Prospectus) will have been terminated in its entirety (except for certain rights of indemnification surviving thereunder); and each of (i) the security interest created in the favor of MCIT PLC, as agent for all holders of the Senior Notes (as such term is defined in the Prospectus), under the MCIT PLC Pledge Agreement and (ii) the security interest created in favor of The First National Bank of Chicago, as contractual representative for itself and certain other lenders ("FNBC"), under the pledge agreement, dated as of March 24, 1995, between Holdings and FNBC, pursuant to which Holdings pledged to FNBC all shares of capital stock of RSx Acquisition, Inc., a Delaware corporation, owned by Holdings and all proceeds thereof, shall have been released and terminated in its entirety; and the Company shall have furnished or made available for review by the Representatives and counsel for the Underwriters copies of the instruments, documents or agreements providing for such release. Prior to Closing Time, (i) Holdings will have been merged with and into the Company, with the Company as the surviving corporation, and each share of common stock of Holdings shall have been converted into 88.2 shares of Common Stock of the Company, and (ii) the Company shall have filed a Certificate of Merger with the Secretary of State of the State of Delaware and recorded the same with the appropriate county recorder of the State of Delaware.

                   (p) SUBSEQUENT EVENTS. Except as contemplated by the Merger Agreement or disclosed in the Prospectus, subsequent to the time of the execution of this Agreement or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), there shall not have been any material increases in the Company's (including its consolidated subsidiaries) long-term debt (including current maturities), or material changes in the Company's (including its consolidated subsidiaries) capital stock or stockholders' equity, or material decreases in the Company's (including its consolidated subsidiaries) working capital, total net sales, net income (or increases in net loss) or per share amounts, in each case from the amounts specified in the Accountants' Comfort Letter delivered pursuant to in paragraph
(g) of this Section 5.

                   (q) CONDITIONS TO PURCHASE OF OPTION SECURITIES. In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company and the Selling Stockholders contained herein and the statements in any certificates furnished by the Company or any subsidiary of the Company and each Selling Stockholder hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representatives shall have received:

                        (i) Officers' Certificate. A certificate, dated such
                            ---------------------
     Date of Delivery, of the President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(g) hereof remains true and correct as of such Date of Delivery.

                        (ii) Certificate of Selling Stockholders. A certificate,
                             -----------------------------------
     dated such Date of Delivery, of an Attorney-in-Fact on behalf of each Selling Stockholder confirming that the certificate delivered at Closing Time pursuant to Section 5(j) remains true and correct as of such Date of Delivery.

                        (iii) Opinion of Corporate Counsel for Company. The
                              ----------------------------------------
     signed opinion of McCutchen, Doyle, Brown & Enersen, LLP, corporate counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

                        (iv) Opinion of Special Securities Counsel for Company.
                             -------------------------------------------------
     The signed opinion of Skadden, Arps, Slate, Meagher & Flom, special securities counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

                        (v) Opinion of Counsel for the Founding Selling
                            -------------------------------------------
     STOCKHOLDERS. The signed opinion of Parcel, Mauro, Hultin & Spaanstra, P.C., counsel for the Founding Selling Stockholders, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

                        (vi) Opinion of Counsel for the Investor Selling
                             -------------------------------------------
     Stockholder. The signed opinion of Mayer, Brown & Platt, counsel for the
     -----------
     Investor Selling Stockholder, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

                        (vii) Opinion of Counsel for Underwriters. The signed
                              -----------------------------------
     opinion of Latham & Watkins, counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(f) hereof.

                        (viii) Bring-down Comfort Letter. A letter from Coopers
                               -------------------------
     & Lybrand, in form and substance reasonably satisfactory to the Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representatives pursuant to Section 5(h) hereof, except that the "specified date" in the letter furnished pursuant to this paragraph shall be a date not more than five days prior to such Date of Delivery.

                        (ix) Opinion of Patent Counsel for the Company. The
                             -----------------------------------------
     signed opinion of Sixbey, Friedman, Leedom & Ferguson, P.C., special patent and trademark counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, dated such Date of Delivery, to the same effect as the opinion required by Section 5(n) hereof.

                   (r) ADDITIONAL DOCUMENTS. At Closing Time and at each Date of Delivery, counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company and the Selling Stockholders in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters.

                   (s) TERMINATION OF AGREEMENT. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representatives by notice to the Company and the Selling Stockholders at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 6, 7 and 8 shall survive any such termination and remain in full force and effect.

     SECTION 6.    INDEMNIFICATION.

                   (a) INDEMNIFICATION OF UNDERWRITERS BY THE COMPANY. The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

                        (i) against any and all loss, liability, claim, damage and reasonable expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                        (ii) against any and all loss, liability, claim, damage and reasonable expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

                        (iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

PROVIDED HOWEVER, that (x) this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) and (y) if the Company has complied with its obligations under Section 3(e) hereof, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such loss, claim, damage or liability purchased Securities (or any person who controls such Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act) if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of any Underwriter to such person, if such is required by law, at or prior to the written confirmation of the sale of such Securities to such person and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

                   (b) INDEMNIFICATION OF UNDERWRITERS BY THE SELLING STOCKHOLDERS. Subject to the aggregate limit set forth in the proviso below and the last paragraph of this paragraph (b), each Selling Stockholder agrees severally, and not jointly, to indemnify and hold harmless each Underwriter, its directors, officers and employees, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

                        (i) against any and all loss, liability, claim, damage and reasonable expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                        (ii) against any and all loss, liability, claim, damage and reasonable expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of such Selling Stockholder; and

                        (iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

                  PROVIDED, HOWEVER, that (w) each Selling Stockholder's aggregate liability under this Section 6 and, in the case of the Founding Selling Stockholders only, for any breach of the representation and warranty of such Selling Stockholder set forth in Section l(c) of this Agreement, shall be limited to an amount equal to the net proceeds (after deducting the aggregate Underwriters' discount, but before deducting expenses) received by such Selling Stockholder from the sale of its Securities pursuant to this Agreement and shall not include any proceeds received by the Company from the sale of Securities by the Company (including any such proceeds received by the Company and transferred to such Selling Stockholder as a repayment of indebtedness, redemption of preferred stock or other distribution from the Company to such Selling Stockholder relatively contemporaneously with the sale of the Securities); (x) the foregoing indemnity agreement by such Selling Stockholder shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto); (y) that the Investor Selling Stockholder shall only be liable under the foregoing indemnity agreement with respect to information pertaining to the Investor Selling Stockholder furnished by or on behalf of the Investor Selling Stockholder expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto); and (z) if the Company has complied with its obligations under Section 3(e) hereof, the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such loss, claim, damage or liability purchased Securities (or any person who controls such Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act) if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of any Underwriter to such person, if such is required by law, at or prior to the written confirmation of the sale of such Securities to such person and if the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

                   In making a claim for indemnification under this Section 6 (other than pursuant to clause (a)(iii) or (b)(iii) of this Section 6) or contribution under Section 7 hereof by the Company or the Selling Stockholders, the indemnified parties may proceed against either (i) both the Company and the Selling Stockholders jointly or (ii) the Company only, but may not proceed solely against the Selling Stockholders. In the event that the indemnified parties are entitled to seek indemnity or contribution hereunder against any loss, liability, claim, damage and expense incurred with respect to a final judgment from a trial court then, as a precondition to any indemnified party obtaining indemnification or contribution from any Selling Stockholder, the indemnified parties shall first obtain a final judgment from a trial court that such indemnified parties are entitled to indemnify or contribution under this Agreement with respect to such loss, liability, claim, damage or expense (the "Final Judgment") from the Company and the Selling Stockholders and shall seek to satisfy such Final Judgment in full from the Company by making a written demand upon the Company for such satisfaction. Only in the event such Final Judgment shall remain unsatisfied in whole or in part 90 days following the date of receipt by the Company of such demand shall any party entitled to indemnification hereunder have the right to take action to satisfy such Final Judgment by making demand directly on the Selling Stockholders (but only if and to the extent the Company has not already satisfied such Final Judgment, whether by settlement, release or otherwise). The indemnified parties shall, however, be relieved of their obligation to first obtain a Final Judgment, to seek to obtain payment from the Company with respect to such Final Judgment or, having sought such payment, to wait such 90 days after failure by the Company to immediately satisfy any such Final Judgment if (i) the Company files a petition for relief under the United States Bankruptcy Code (the "Bankruptcy Code"), (ii) an order for relief is entered against the Company in an involuntary case under the Bankruptcy Code, (iii) the Company makes an assignment for the benefit of its creditors, or (iv) any court orders or approves the appointment of a receiver or custodian for the Company or a substantial portion of its assets. The foregoing provisions of this paragraph are not intended to require any indemnified party to obtain a Final Judgment against the Company or the Selling Stockholders before obtaining reimbursement of expenses pursuant to clause (a)(iii) or (b)(iii) of this Section 6. However, the indemnified parties shall first seek to obtain such reimbursement in full from the Company by making a written demand upon the Company for such reimbursement. Only in the event such expenses shall remain unreimbursed in whole or in part 90 days following the date of receipt by the Company of such demand shall any indemnified party have the right to receive reimbursement of such expenses from the Selling Stockholders by making written demand directly on the Selling Stockholders (but only if and to the extent the Company has not already satisfied the demand for reimbursement, whether by settlement, release or otherwise). The indemnified parties shall, however, be relieved of their obligation to first seek to obtain such reimbursement in full from the Company or, having made written demand therefor, to wait such 90 days after failure by the Company to immediately reimburse such expenses if (i) the Company flies a petition for relief under the Bankruptcy Code, (ii) an order for relief is entered against the Company in an involuntary case under the Bankruptcy Code, (iii) the Company makes an assignment for the benefit of its creditors, or (iv) any court orders or approves the appointment of a receiver or custodian for the Company or a substantial portion of its assets.

                   (c) INDEMNIFICATION OF COMPANY, DIRECTORS AND OFFICERS AND SELLING STOCKHOLDERS. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and each Selling Stockholder and each person, if any, who controls any Selling Stockholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) or (b) of this Section 6, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through Merrill Lynch expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information and the Rule 434 Information, if applicable, or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

                   (d) ACTIONS AGAINST PARTIES; NOTIFICATION. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to subsection (a) or (b) of this Section 6, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 6 above, counsel to the indemnified parties shall be selected by the indemnifying party or parties. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

                                       2O

                 (e) SETTLEMENT WITHOUT CONSENT IF FAILURE TO REIMBURSE. If at any time any party entitled to indemnification hereunder shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) or 6(b)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and
(iii) such indemnifying party shall not have reimbursed prior to the date of such settlement such indemnified party in accordance with such request and the terms of this Section 6.

                 (f) OTHER AGREEMENTS WITH RESPECT TO INDEMNIFICATION. The provisions of this Section shall not affect any agreement among the Company and the Selling Stockholders with respect to indemnification.

     SECTION 7.    CONTRIBUTION.

                 If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause
(i) above but also the relative fault of the Company and the Selling Stockholders on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

                 The relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Stockholders and the total underwriting discount received by the Underwriters, in each case as set forth on the cover of the Prospectus, or, if Rule 434 is used, the corresponding location on the Term Sheet bear to the aggregate initial public offering price of the Securities as set forth on such cover.

                 The relative fault of the Company and the Selling Stockholders on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholders or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                 The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this
Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

                   Notwithstanding the provisions of Sections 6 and 7 hereof,
(i) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission and
(ii) the aggregate liability of each Selling Stockholder under Sections 6 and 7 hereof, and for any breach of the representation and warranty of such Selling Stockholder set forth in this Agreement shall be limited to an amount equal to the net proceeds (after deducting the aggregate Underwriters' discount, but before deducting expenses) received by such Selling Stockholder from the sale of his or its Option Securities pursuant to this Agreement and shall not include any proceeds received by the Company from the sale of Initial Securities by the Company.

                   No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                   For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company or any Selling Stockholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company or such Selling Stockholder, as the case may be. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

                   The provisions of this Section shall not affect any agreement among the Company and the Selling Stockholders with respect to contribution.

     SECTION 8.    REPRESENTATIONS, WARRANTIES AND AGREEMENTS TO
                   SURVIVE DELIVERY.

                   All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or the Selling Stockholders submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company or the Selling Stockholders, and shall survive delivery of the Securities to the Underwriters.

     SECTION 9.    TERMINATION OF AGREEMENT.

                   (a) TERMINATION; GENERAL. The Representatives may terminate this Agreement, by notice to the Company and the Selling Stockholders, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States, any outbreak of hostilities or escalation thereof or other calamity or crisis in national or international political, financial or economic conditions in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq Stock Market, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq Stock Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the

Commission, the NASD or any other governmental authority, or (iv) if a banking moratorium has been declared by either federal, California or New York authorities.

                   (b) LIABILITIES. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 6, 7 and 8 shall survive such termination and remain in full force and effect.

     SECTION 10. DEFAULT BY ONE OR MORE OF THE UNDERWRITERS.

                   If one or more of the Underwriters shall fail at Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

                        (a) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

                        (b) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery, shall terminate without liability on the part of any non-defaulting Underwriter.

                   No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

                   In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Selling Stockholders to sell the relevant Option Securities, as the case may be, either the Representatives or the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section 10.

     SECTION 11. NOTICES.

                   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives at 10900 Wilshire Boulevard, Suite 900, Los Angeles, California 90024, attention of Robert J. Woolway (with a copy, which shall not constitute notice, to Latham & Walkins, 505 Montgomery Street, Suite 1900, San Francisco, California 94111, attention of Gregory K. Miller, Esq.). Notices to the Company shall be directed to it at 401 Charcot Avenue, San Jose, California 95131, attention of Steve Simons, President (with copies, which shall not constitute notice, to McCutchen, Doyle, Brown & Enersen, LLP, Three Embarcadero Center, San Francisco, California 94111, attention of Sandra A. Golze, Esq. and to Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071, attention of Michael A. Woronoff, Esq.). Notices to the Founding Selling Stockholders shall be directed to them c/o the Company (with a copy, which shall not constitute notice, to Parcel, Mauro, Hultin & Spaansta, P.C., 1801 California Street, Suite 3600, Denver, Colorado 80202, attention of Steven A. Cohen, Esq.). Notices to the Investor Selling Stockholder shall be directed to it at c/o Jordan/Zalznick Advisers, Inc., 9 West 57th Street, New York, New York 10019 (with a copy, which shall not constitute notice to Mayer, Brown & Platt, 1675 Broadway, New York, New York 10019, attention of Jay Monge, Esq.).

     SECTION 12. PARTIES.

                   This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and the Selling Stockholders and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Selling Stockholders and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and, subject to the provisions of Section 10, for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

     SECTION 13. GOVERNING LAW.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

     SECTION 14. EFFECT OF HEADINGS.

                   The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

     SECTION 15. REPRESENTATION OF UNDERWRITERS.

                   The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and, except as otherwise provided herein, any action under or in respect of this Agreement taken by the Representatives will be binding on all of the Underwriters.

                   If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters, the Company and the Selling Stockholders in accordance with its terms.

                        Very truly yours,

                        ROCKSHOX, INC.

                        By:      /s/ Stephen W. Simons
                                 --------------------------------
                                 Stephen W. Simons
                                 President

                       DEBRA W. SIMONS GRANTOR RETAINED ANNUITY TRUST;

                       By:       /s/ Daniel R. Corbet
                                 ------------------------------------
                                 Daniel R. Corbet
                                 Trustee

                       By:       /s/ Stephen W. Simons
                                 ------------------------------------
                                 Stephen W. Simons
                                 Trustee

                       STEPHEN W. SIMONS GRANTOR RETAINED ANNUITY TRUST

                       By:       /s/ Daniel R. Corbet
                                 ------------------------------------
                                 Daniel R. Corbet
                                 Trustee

                       By:       /s/ Stephen W. Simons
                                 ------------------------------------
                                 Stephen W. Simons
                                 Trustee

                       TURNER FAMILY LP

                       By:       /s/ Paul H. Turner
                                 ------------------------------------
                                 Paul H. Turner
                                 General Partner

                       MCIT PLC

                       By:        /s/ David W. Zalaznick
                                 ------------------------------------
                                 Name: David W. Zalaznick
                                       Attorney-In-Fact

CONFIRMED AND ACCEPTED,
 as of the date first above written:

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
             INCORPORATED
ROBERTSON, STEPHENS & COMPANY LLC
JEFFERIES & COMPANY, INC.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                   INCORPORATED

By  /s/ ILLEGIBLE SIGNATORY
   ------------------------------------------
   Authorized Signatory

For themselves and as Representatives of the other Underwriters named in Schedule A hereto.

                          SCHEDULE A

          Name of Underwriter                            Number of
          -------------------                             Initial
                                                         Securities
                                                         ----------

Merrill Lynch, Pierce, Fenner & Smith
                Incorporated .........................    985,000
Robertson, Stephens & Company LLC ....................    985,000
Jefferies & Company, Inc. ............................    985,000
Alex. Brown & Sons Incorporated ......................     90,000
Dean Witter Reynolds Inc. ............................     90,000
A.G. Edwards & Sons, Inc. ............................     90,000
EVEREN Securities, Inc. ..............................     90,000
Hambrecht & Quist LLC ................................     90,000
Lazard Freres & Co. LLC ..............................     90,000
Montgomery Securities ................................     90,000
Oppenheimer & Co., Inc. ..............................     90.000
PaineWebber Incorporated .............................     90,000
Prudential Securities Incorporated ...................     90,000
Salomon Brothers Inc .................................     90,000
Smith Barney Inc. ....................................     90,000
William Blair & Company, L.L.C. ......................     45,000
Burnham Securities Inc. ..............................     45,000
Dain Bosworth Incorporated ...........................     45,000
Dominick & Dominick, Incorporated ....................     45,000
Fahnestock & Co. Inc. ................................     45,000
Hanifen, Imhoff Inc. .................................     45,000
Janney Montgomery Scott Inc. .........................     45,000
Johnson Rice & Company L.L.C. ........................     45,000
Legg Mason Wood Walker, Incorporated .................     45,000
Needham & Company, Inc. ..............................     45,000
Prime Charter LTD. ...................................     45,000
Ragen MacKenzie Incorporated .........................     45,000
Rauscher Pierce Refsnes, Inc. ........................     45,000
Raymond James & Associates, Inc. .....................     45.000
The Robinson-Humphrey Company, Inc. ..................     45,000
Sutro & Co. Incorporated .............................     45,000
Wheat, First Securities, Inc. ........................     45,000

                                                        ==========
Total ................................................  4,800,000
                                                        ==========

                                   Sch A - 1

                                   SCHEDULE B

          Name of Selling Stockholder                   Maximum
          ---------------------------                  Number of
                                                        Option
                                                       Securities
                                                       ----------

MCIT PLC ............................................   360,000

Debra W. Simons Grantor Retained Annuity Trust ......    90,000

Stephen W. Simons Grantor Retained Annuity Trust ....    90,000

Turner Family LP ....................................   180,000
                                                        =======

    Total ...........................................   720,000
                                                        =======



                                    Sch B-1

                                   SCHEDULE C

                                 ROCKSHOX, INC.

                                4,800,000 Shares

                                  Common Stock

          1. The initial public offering price per share for the Securities, determined as provided in said Section 2, shall be $15.00.

          2. The purchase price per share for the Securities to be paid by the several Underwriters shall be $13.95, being an amount equal to the initial public offering price set forth above less $1.05 per share.




















                                   Sch C - 1

                                   SCHEDULE D

                          List of persons and entities
                               subject to lock-up

Stephen W. Simons
Debra W. Simons
The Simons Revocable Trust
The Simons Children Irrevocable Trusts
Paul H. Turner
Jonathan F. Boucher
A. Richard Caputo
Robert Kaswen
Charles E. Noreen, Jr.
James E. Jordan, Jr.
John W. Jordan II
John W. Jordan II Revocable Trust
Leucadia Investors Inc.
John R. Lowden
Adam E. Max
Thomas H. Quinn
Paul A. Rodzevik
David W. Zalaznick


                                   Sch D - 1

                                                                       Exhibit A

               FORM OF OPINION OF COMPANY'S CORPORATE COUNSEL
               TO BE DELIVERED PURSUANT TO SECTION 5(b)

         (i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

         (ii) The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under the Purchase Agreement.

         (iii) The Company is duly qualified as a foreign corporation to transact business and is in good standing in the State of California. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. The Company has no subsidiaries except RockShox Foreign Sales Corporation, a subsidiary of the Company incorporated under the laws of Barbados.

         (iv) The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus in the column entitled "Actual" under the caption "Capitalization" (except as contemplated by the Merger Agreement and except for subsequent issuances, if any, pursuant to the Purchase Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus); the shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; and none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

         (v) The issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company under the charter or by-laws of the Company or pursuant to any contract to which the Company is a party.

         (vi) The information in the Prospectus under "Risk Factors--Product Liability", "Risk Factors--Government Regulation; Adverse Publicity", "Risk Factors--Product Recall; Warranty Costs" "Risk Factors--Futures Sales of
Common Stock; Shares Eligible for Future Sale", "The Recapita lization and the Merger", "Dilution", "Business--Legal Proceedings", "Business--Government Regulation", "Business--Product Recall", "Management--Employment Agreements", "Management--1996 Stock Plan", "Certain Transactions", "Description of Capital Stock" and "Shares Eligible for Future Sale", to the extent that it constitutes descriptions of statutes and regulations, descriptions of the Company's charter and bylaws or descriptions of legal proceedings, has been reviewed by us and is correct in all material respects.

         (vii) To the best of our knowledge, there are no statutes or regulations that are required to be described in the Prospectus that are not described as required.

         (viii) All descriptions in the Registration Statement of contracts to which the Company or its subsidiaries are a party are accurate in all material respects; to the best of our knowledge, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Registration Statement or to be filed as exhibits thereto other than those described or referred to therein or filed or incorporated by reference as exhibits thereto, and the descriptions thereof or references thereto are correct in all material respects.

         (ix) To the best of our knowledge, the Company is not in violation of its charter or by-laws and no default by the Company exists in the due performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument that is described or referred to in the Registration Statement or the Prospectus or filed or incorporated by reference as an exhibit to the Registration Statement.

         (x) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any federal or California court or governmental authority or agency is necessary or required in connection with the due authorization, execution and delivery of the Purchase Agreement or for the offering, issuance, sale or delivery of the Securities by the Company.

         (xi) The execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated in the Purchase Agreement and in the Registration Statement (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Prospectus under the caption "Use Of Proceeds") and compliance by the Company with its obligations under the Purchase Agreement do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section l(a)(xi) of the Purchase Agreement) under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company or any subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary, or any federal or California law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any government, government instrumentality or court, having jurisdiction over the Company or any subsidiary or any of their respective properties, assets or operations.

         (xii) The Company is not an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the 1940 Act.

         (xiii) To the best of our knowledge and other than as described in the Prospectus, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

                   Nothing has come to our attention that would lead us to believe that the Registration Statement or any amendment thereto, including the Rule 430A Information and Rule 434 Information (if applicable) (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which we need make no statement), at the time such Registration Statement or any such amendment became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial and statistical data included therein or omitted therefrom, as to which we need make no statement), at the time the Prospectus was issued, at the time any such amended or supplemented prospectus was issued or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                                                       Exhibit B

             FORM OF OPINION OF COMPANY'S SPECIAL SECURITIES COUNSEL
                   TO BE DELIVERED PURSUANT TO SECTION 5(c)

                 (i) The Company is validly existing and in good standing under the laws of the State of Delaware.

                 (ii) The Securities have been duly authorized for issuance and sale to the Underwriters pursuant to the Purchase Agreement and, when issued and delivered by the Company pursuant to the Purchase Agreement against payment of the consideration set forth in the Purchase Agreement, will be validly issued and fully paid and non-assessable; and no holder of the Securities is or will be personally liable for the payment of the Company's debts except as they may be liable by reason of their own conduct or acts.

                 (iii) The Purchase Agreement has been duly authorized, executed and delivered by the Company [and by or on behalf of the Selling Stockholders].

                 (iv) The Registration Statement, [including any Rule 462(b) Registration Statement, the Rule 434 Information, as applicable], the Prospectus and each amendment or supplement to the Registration Statement and the Prospectus as of their respective effective or issue dates (other than the financial statements and financial and statistical data and supporting schedules included therein or omitted therefrom or the exhibits to the Registration Statement, as to which we express no opinion) appeared on their face to be appropriately responsive in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.

                 (v) If Rule 434 has been relied upon, the Prospectus was not "materially different," as such term is used in Rule 434, from the prospectus included in the Registration Statement at the time it became effective.

                 (vi) The form of certificate used to evidence the Common Stock complies in all material respects with the applicable statutory requirements of the DGCL, with any applicable requirements of the charter and by-laws of the Company and the requirements of The Nasdaq Stock Market.

                 (vii) No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Federal or California court or governmental authority or agency (other than under the 1933 Act, the 1934 Act and the rules and regulations under such Acts or as may be required under the securities or blue sky laws of the various states, as to which we express no opinion) is required under any Applicable Law for the offering, issuance, sale or delivery of the Securities, except as such have been obtained on or prior to the Closing Time.

                     We are advised by the Commission that the Registration Statement was declared effective under the Act at noon (Washington, D.C. time), on September 26, 1996, and, to the best of our knowledge, no stop order suspending its effectiveness has been issued and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

                     Nothing has come to our attention that would lead us to believe that the Registration Statement or any amendment thereto, including the Rule 430A Information and Rule 434 Information (if applicable) (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which we express no opinion or belief), at the time such Registration Statement or any such amendment became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial and statistical data included therein or omitted therefrom, as to which we express no opinion or belief), as of their respective dates or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                                                       Exhibit C

         FORM OF OPINION OF COUNSEL FOR THE FOUNDING SELLING STOCKHOLDERS
                   TO BE DELIVERED PURSUANT TO SECTION 5(d)


                   (i) Each Power of Attorney and Custody Agreement has been duly executed and delivered by the respective Founding Selling Stockholders named therein and constitutes the legal, valid and binding agreement of such Founding Selling Stockholder.

                   (ii) The Purchase Agreement has been duly authorized, executed and delivered by or on behalf of each Founding Selling Stockholder.

                   (iii) Each Attorney-in-Fact has been duly authorized by the Founding Selling Stockholders to deliver the Securities on behalf of the Founding Selling Stockholders in accordance with the terms of the Purchase Agreement.

                   (iv) To the best of our knowledge, each Founding Selling Stockholder has valid and marketable title to the Securities to be sold by such Founding Selling Stockholder pursuant to the Purchase Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind, and has full right, power and authority to sell, transfer and deliver such Securities pursuant to the Purchase Agreement. By delivery of a certificate or certificates therefor such Founding Selling Stockholder will transfer to the Underwriters who have purchased such Securities pursuant to the Purchase Agreement (without notice of any defect in the title of such Founding Selling Stockholder and who are otherwise bona fide purchasers for purposes of the Uniform Commercial Code) valid and marketable title to such Securities, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind.

                                                                       Exhibit D

         FORM OF OPINION OF COUNSEL FOR THE INVESTOR SELLING STOCKHOLDER
                   TO BE DELIVERED PURSUANT TO SECTION 5(e)

                 (i) The Power of Attorney and Custody Agreement has been duly executed and delivered by the Investor Selling Stockholders named therein and constitutes the legal, valid and binding agreement of the Investor Selling Stockholder.

                 (ii) The Purchase Agreement has been duly authorized, executed and delivered by or on behalf of the Investor Selling Stockholder.

                 (iii) The Attorney-in-Fact has been duly authorized by the Investor Selling Stockholder to deliver the Securities on behalf of the Investor Selling Stockholder in accordance with the terms of the Purchase Agreement.

                 (iv) To the best of our knowledge, the Investor Selling Stockholder has valid and marketable title to the Securities to be sold by the Investor Selling Stockholder pursuant to the Purchase Agreement, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind, and has full right, power and authority to sell, transfer and deliver such Securities pursuant to the Purchase Agreement. By delivery of a certificate or certificates therefor the Investor Selling Stockholder will transfer to the Underwriters who have purchased such Securities pursuant to the Purchase Agreement (without notice of any defect in the title of the Investor Selling Stockholder and who are otherwise bona fide purchasers for purposes of the Uniform Commercial Code) valid and marketable title to such Securities, free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind.

                                                                       Exhibit E

                   [Form of lock-up from officers pursuant to Section 50m)]

                            September 26, 1996

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated
Robertson, Stephens & Company LLC
Jefferies & Company, Inc.
 as Representatives of the several Underwriters
    to be named in the within-mentioned Purchase Agreement
c/o Merrill Lynch & Co.
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated
  World Financial Center, North Tower
  New York, N.Y. 10281-1209

         Re. Proposed Public Offering by RockShox, Inc.

Ladies and Gentlemen:

                   The undersigned, an [officer/stockholder] of RockShox, Inc., a Delaware corporation (the "Company"), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"),
Robertson, Stephens & Company LLC and Jefferies & Company, Inc. propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company providing for the public offering of shares (the "Securities") of the Company's Common Stock, per value $.01 per share (the "Common Stock"). In recognition of the benefit that such an offering will confer upon the undersigned as an [officer/stockholder] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 180 days from the date of the Purchase Agreement, the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge (other than a pledge to secure payment of a bona fide personal loan), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock (other than pursuant to the Stock Plan (as defined in the Purchase Agreement)) or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

                                    Very truly yours,

                                    Signature:______________________________

                                    Print Name: ____________________________

                                                                       Exhibit F

            FORM OF OPINION OF PATENT COUNSEL FOR THE COMPANY
            TO BE DELIVERED PURSUANT TO SECTION 5(m)

          (i) The Company is listed in the records of the Patent and Trademark Office as the sole holder of record of each of the patents listed under the heading "U.S. Patents Held by the Company" on Schedule A to this opinion (the "U.S. Patents") and each of the patent applications listed under the heading "U.S. Patent Applications Submitted by the Company" on Schedule A to this opinion (the "U.S. Applications"). To the best of knowledge of such counsel, the Company owns --- issued U.S. Patents and ---- pending U.S. Applications. Such counsel knows of no claims of third parties to any ownership interest or lien with respect to any of the U.S. Patents or U.S. Applications. To such counsel's knowledge, none of the U.S. Applications has been rejected.

          (ii) The Company is listed in the records of the appropriate foreign office as the sole holder of record of each of the foreign patents listed under the heading "Non-U.S. Patents Held by the Company" on Schedule B to this opinion (the "Non-U.S. Patents") (collectively, the U.S. Patents and Non-U.S. Patents are referred to herein as the "Patents") and each of the foreign patent applications listed under the heading "Non-U.S. Patent Applications Submitted by the Company" on Schedule B to this opinion (the "Non-U.S. Applications") (collectively, the U.S. Applications and the Non-U.S. Applications are referred to herein as the "Applications"). Such counsel knows of no claims of third parties to any of such Non-U.S. Patents or Non-U.S. Applications.

          (iii) The statements under the Prospectus captions "Risk Factors--Limited Protection of Technology", "Business-Intellectual Property" (collectively, the "Intellectual Property Portion") in the Registration Statement and the Prospectus and any amendment or supplement thereto, insofar as such statements constitute a summary of the Company's Patents and Applications, fairly, accurately and completely summarize in all material respects the legal matters, documents and proceedings relating to such Patents and Applications described therein.

          (iv) Such counsel has no knowledge of any facts that the Company lacks or will be unable to obtain any rights to use all Intellectual Property necessary to the conduct of its business as now or proposed to be conducted by the Company as described in the Prospectus. Such counsel is not aware of any facts that (i) would preclude the Company from having clear title to the Patents and Applications or (ii) would lead such counsel to conclude that any of the Patents are invalid or unenforceable or that any patent issued in respect of an Application would be invalid or unenforceable.

          (v) Such counsel is not aware that any valid patent is infringed by the activities of the Company described in the Prospectus or by the manufacture, use or sale of any product, device or other material made and used according to the Applications or the Patents.

          (vi) Such counsel is not aware of any material defects of form in the preparation or filing of the Applications on behalf of the Company. To the best of such counsel's knowledge, the Company has complied with the United States Patent and Trademark Office duty of candor and disclosure for each of the U.S. Patents. Such counsel is unaware of any facts which would preclude the grant of a patent from each of the Applications. The Applications are being diligently pursued by the Company.

          (vii)Such counsel knows of no pending or threatened action, suit, proceeding or claim by governmental authorities or others that the Company is infringing or otherwise violating any patents or trade secrets.

          (viii)Such counsel is not aware of any pending or threatened actions, suits, proceedings or claim by governmental authorities or others challenging the validity or scope of the Applications or the Patents.

          (ix) Such counsel is not aware of any infringement on the part of any third party of the Patents, Applications, trade secrets, know-how or other proprietary rights of the Company.

          (x) Such counsel has no knowledge of any patent rights of others which are or would be infringed by the Company's products or applications of the Company's products referred to in the Prospectus.

          (xi) Nothing has come to the attention of such counsel that would cause such counsel to believe that the information contained in the Intellectual Property Portion of (a) the Registration Statement, or any amendments thereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein no misleading, or of (b) the Prospectus, or any amendments thereof, contained or contains an untrue statement of a material fact or omitted or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                   UNDERTAKING
                                   -----------

To   (1) Mezzanine Capital & Income Trust 2001 PLC ("MCIT")
     (2) Hambros Bank Limited ("Hambros")

From (1) J W Jordan II ("Mr Jordan")
     (2) D W Zalaznick ("Mr Zalaznick")
     (3) The Jordan Company


                                                              19th December 1994

Dear Sirs

We refer to the prospectus in respect of MCIT dated 11 December 1986 (the "Original Prospectus"). The Original Prospectus contains a description of MCIT, its investment policy and its relationship with Jordan/Zalaznick Advisers, Inc. ("the Investment Adviser") and The Jordan Company.

We also refer to the circular and listing particulars in respect of MCIT, relating (inter alia) to an issue of new "S" income and 'S' capital shares, to be dated on or about 19th December 1994 a copy of each of which is annexed hereto ("collectively the MCIT Circular") which together describe (inter alia)
(i) the changes to the investment policy of MCIT, (ii) the activities of certain of the Jordan Parties (as defined below) and (iii) the manner in which The Jordan Company, the Investment Adviser and Mr Jordan and Mr Zalaznick will conduct their businesses in connection with MCIT in particular in respect of the making of investments in LBOs in the United States.

In this letter of undertaking "Jordan Parties" shall have the same meaning as in the Investment Advisory Agreement of even date to be entered into between the Investment Adviser and MCIT (the "Investment Agreement") and the term "Jordan Party" shall be construed accordingly. References in this letter of undertaking to "the Jordan Partners" shall be to Mr. Jordan, Mr. Zalaznick and Leucadia.

This letter of undertaking should be read in conjunction with the MCIT Circular. Words and expressions defined in the MCIT Circular shall, unless the context otherwise requires, bear the same meanings in this letter of undertaking.

In consideration of Hambros sponsoring the Issue and carrying out or procuring the carrying out of the Placing and the Open Offer and of MCIT issuing the MCIT Circular, each of us hereby undertakes to each of you the following effect:-

1. In any LBO, other than an Excluded LBO (as defined in the Investment Agreement), which is being arranged by or on behalf of The Jordan Company or any other Jordan Party (each being hereafter referred to as a "Relevant LBO"), Mr Jordan, Mr Zalaznick and The Jordan Company shall procure that MCIT shall promptly be offered the first opportunity of investing in the whole of the mezzanine securities of the relevant Acquiring Company by the Investment Adviser in accordance with the terms of the Investment Agreement save in the circumstances set out below in this paragraph and subject to paragraph 7 below. The undertaking in this paragraph 1 shall not relate or extend to any future investments to be arranged by The Jordan Company in any companies in the Jordan Partners' portfolio as at 31 December 1986 (those in existence as of 30 November 1986 being set out in the Original Prospectus) or in any future acquisitions to be made by any such companies in such portfolio. Subject to the above and to paragraph 7 below; if it is not possible to procure that MCIT shall be offered in accordance with this paragraph the opportunity to invest in so much of the mezzanine securities as MCIT wishes and is able to invest in any particular Acquiring Company in respect of a Relevant LBO or to comply with paragraph 2 in respect of the same then The Jordan Company, Mr Jordan and Mr Zalaznick will procure that no Jordan Party or any Related Party or Relevant
     Employee will make any investment in that Acquiring Company.

2. Subject to paragraph 7 below, in any Relevant LBO each of The Jordan Company, Mr Jordan and Mr Zalaznick agree to procure that MCIT shall promptly be offered by the Investment Adviser the first opportunity in accordance with the Investment Agreement to purchase or subscribe for equity share capital in such Acquiring Company the amount of which, as a proportion of the total equity share capital of the Acquiring Company, shall be equal to that proportion which the total mezzanine securities issued by the Acquiring Company to MCIT in relation to that acquisition bears to the aggregate of the total consideration payable to the vendors of the Acquired Company and the total costs of the acquisition payable by the Acquiring Company. Subject to paragraph 7 below, each of Mr Jordan and Mr Zalaznick shall, or shall procure that their respective Related Parties or Leucadia or a subsidiary or affiliate thereof shall, as principals, invest in the equity share capital of each Acquiring Company in respect of each Relevant LBO on the same basis and on the same terms as MCIT for an aggregate amount between them which (when aggregated with the investment of any other Jordan Party or their respected Related Parties, or of any Relevant Employee (or such Relevant Employee's wife, children or trust of which he or any of them is a beneficiary) who did not receive his participation in such equity share capital for bona fide services which would otherwise be reasonably required or desirable to be performed by some unconnected third party) shall be not greater than the amount originally offered to MCIT in accordance with this paragraph 2, and which shall be not less than 50% of the aggregate of MCIT's equity interests in that Acquiring Company as a minimum.

3. Subject to paragraph 7 below, when any of the Jordan Parties or their respective Related Parties or any past or present Relevant Employee proposes to dispose of the whole or a percentage of its interest in the equity share capital of an Acquiring Company in which MCIT then has a holding (other than to another Jordan Party or Relevant Employee unless such disposal is by The Jordan Company or either of the Principals or their respective Related Parties) then each of The Jordan Company, Mr Jordan and Mr Zalaznick agrees to procure that MCIT will be offered the opportunity of realizing the whole or the same percentage (as the case may be) of its interest in such equity share capital at the same time and on the same terms and in accordance with the Investment Agreement provided that the foregoing shall not apply to a disposal of readily realisable publicly traded stock which

     (a) had been acquired by such Jordan Party, Related Party, or Relevant Employee on a public stock exchange as a result of normal trading or

     (b) (when aggregated with any other disposals within any consecutive period of 12 months of such stock by the Jordan Parties, Related Parties and Relevant Employees) represents 5 per cent or more of their holdings of such stock in aggregate or

     (c) is a disposal by a Relevant Employee if the Board of MCIT shall have been advised by a financial adviser of its choice that such disposal will not adversely affect the price or liquidity of such stock.

     In the case of a sale to a third party of a controlling interest (otherwise than on a flotation) in the share capital of such an Acquiring Company, The Jordan Company, Mr Jordan and Mr Zalaznick shall procure that the balance of MCIT's mezzanine securities will at the same time be repaid in full save with the prior consent of MCIT. For the purposes of this paragraph 3, controlling interest shall mean an interest which (when aggregated with any other interest under the same control) shall give control of the relevant Acquiring Company.

4. Subject to paragraph 7 below, each of The Jordan Company, Mr Jordan and Mr Zalaznick agrees to procure that all opportunities to MCIT to subscribe for the loan capital or stock or other mezzanine debt in an Acquiring Company in any Relevant LBO, will be such that the annual rate of interest attaching to such mezzanine debt (some of which may be satisfied in PIKs) shall be fixed at the time of the relevant transaction at a fixed rate equivalent to at least three percentage points above the rate for United States Treasury Bonds of an equivalent maturity term then being issued.

5. Mr. Jordan, Mr. Zalaznick and The Jordan Company will procure that the terms of investment by MCIT in any Relevant LBO will be such that MCIT will be a passive investor and not control or seek to control, or be actively involved in the management of, the companies or other entities in which it invests pursuant to the Investment Agreement or this letter of undertaking so as to comply with the rules from time to time of the London Stock Exchange.

6. Certain Jordan Parties hold Capital Shares in MCIT equal to approximately 28 per cent of the Capital Shares in MCIT in issue. These holdings carry approximately 28 per cent of the voting rights exercisable in general meeting of MCIT. The Jordan Parties may wish to increase their own beneficial and non-beneficial shareholdings in MCIT or to sell or otherwise transfer up to 600,000 Capital Shares of MCIT to executives of The Jordan Company at some future date or dates and reserve their right to do so. However, The Jordan Company, Mr Jordan and Mr Zalaznick hereby agree to use all reasonable endeavours to procure that, to the extent that the total shareholdings of the Jordan Parties, the Related Parties and the Relevant Employees (including, without prejudice to the generality of the foregoing, holdings of the said executives of The Jordan Company and of subsidiaries or affiliates of Leucadia) carry the right to exercise in excess of 20% of the voting rights in general meeting of MCIT, such voting rights in excess of 20% of the voting rights capable of being exercised at such general meeting shall not be exercised.

7.   In relation to any Relevant LBO:-

     (a) where the amount of the mezzanine securities and equity share capital required to be invested is in excess of the maximum amount which MCIT is willing and able to invest (including without prejudice to the generality of the foregoing where such amount to be invested exceeds the maximum amount which MCIT would be permitted to invest whilst retaining its investment trust status, taking into account any borrowings MCIT is willing and able to incur for the purpose); or

     (b) which is an LBO by Jordan Industries Inc. or any of its subsidiaries in circumstances where the LBO is being financed with mezzanine finance being provided by other institutional investors (whether or not the total required amount of such mezzanine finance shall exceed the amount which MCIT is willing and able to invest),

     The Jordan Company, Mr Jordan and Mr Zalaznick shall be entitled to procure that other institutional investors invest in such mezzanine securities and equity share capital PROVIDED THAT The Jordan Company, Mr Jordan and Mr Zalaznick shall use all reasonable endeavors to procure that MCIT shall have a reasonable opportunity to invest therein for such amount as MCIT is willing and able to invest as aforesaid (but, for the avoidance of doubt, it is recognised that the amount of any such investment by MCIT is subject to the agreement of such other institutional investors) and (unless the MCIT Board shall otherwise agree) on the same terms as, or on terms which the MCIT Board determines to be no less favourable than, the terms on which such other institutional investors shall invest AND PROVIDED FURTHER THAT The Jordan Company, Mr Jordan and Mr Zalaznick shall have no obligation to MCIT pursuant to the immediately preceding proviso in connection with any LBO by Jordan Industries Inc. or any of its subsidiaries if, as a condition to MCIT's investing in the mezzanine finance being procured from other institutional investors, it shall be necessary for MCIT to obtain the consent of one or more classes of its shareholders and the necessity for seeking such consent shall mean that it is not possible (whether in terms of necessary timing, disclosure or otherwise) for Jordan Industries Inc. to conform to the requirements (which shall have been negotiated in good faith) for obtaining such mezzanine finance from such other institutional investors or for completing any transaction being so financed.

     In relation to any Relevant LBO where this paragraph 7 shall apply, the obligations in paragraphs 1,2,3 and 4 above shall not apply.

8. The Jordan Company, Mr Jordan and Mr Zalaznick agree to procure that the Investment Adviser will at all times comply with its obligations under the Investment Agreement and they shall promptly inform the Investment Adviser of all Relevant LBOs and shall use all reasonable endeavours to locate and procure that there is offered to MCIT LBOs of a nature and quality, and on terms, suitable for investment by MCIT in accordance with the Investment Policy (and, so far as they can reasonably procure the same, without the need for third party institutional investors). The Jordan Company, Mr Jordan and Mr Zalaznick shall use all reasonable endeavours to procure that the terms of investment in any Relevant LBO by MCIT after the Commencement Date shall allow transfers and other disposals of all or part of any investment in a Relevant LBO from MCIT to the company or other entity or body referred to in paragraph 10 below and vice versa without being required to offer such investment or any part thereof, and without giving rise to any breach of obligation, to any third









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
     party. The Jordan Company, Mr Jordan and Mr Zalaznick agree to make themselves and relevant employees of The Jordan Company and other Relevant Employees available to the Investment Adviser for such periods of time as shall be necessary or desirable to enable the Investment Adviser to perform its functions and comply with its obligations under the Investment Agreement. The Jordan Company, Mr Jordan and Mr Zalaznick agree that neither they nor (so far as they can reasonably procure the same) any other Jordan Parties or any of their respective Related Parties or any Relevant Employees will act as manager of or adviser to or be concerned directly or indirectly, alone or jointly with any other person, in managing or advising any other corporation, trust, fund or other entity or body carrying on a business competing with MCIT by investing in LBOs and based, or seeking investors in it or in its LBOs, in the United Kingdom or elsewhere in Europe without first obtaining the written consent of MCIT.

9. The Jordan Company, Mr Jordan and Mr Zalaznick agree that they will forthwith supply to MCIT written details of the extent of the beneficial and non-beneficial interests (within the meaning of Sections 203 and 208 of the Companies Act 1985 as amended a copy of which is attached hereto) of any of the Jordan Parties or any of their respective Related Parties or Relevant Employees in each Acquiring Company involved in a Relevant LBO upon or within one month after each acquisition with written details of any subsequent changes on a six monthly basis to coincide with the six monthly reports to be issued by MCIT.

10. If the Investment Agreement shall be terminated in accordance with clause 9.2(c) thereof or MCIT shall be wound up, The Jordan Company, Mr Jordan and Mr Zalaznick agree with MCIT (for itself and as trustee for the company or other entity or body hereinafter referred to) to procure that the Investment Adviser (or if the Investment Agreement shall have been terminated by MCIT in accordance with clause 9.3 another company reasonably satisfactory to the MCIT Board) shall enter into an agreement, on the same terms mutatis mutandis as the Investment Agreement, with the company or other entity or body to whom all or some of the assets of MCIT may be transferred pursuant to a reconstruction or amalgamation of MCIT (including, without prejudice to the generality of the foregoing, an arrangement under section 110 of the Insolvency Act 1986 or section 425 of the Companies Act 1985, or in either case any statutory re-enactment thereof with or without modification) or an offer for the share capital of MCIT which becomes wholly unconditional. In such event, this letter of undertaking shall apply in relation to the said replacement agreement mutatis mutandis as it applies to the Investment Agreement as if references herein to the Investment Agreement were to such replacement agreement and references to MCIT were to such transferee company or other entity or body. If this clause 10 applies in circumstances where MCIT has wound up but the Investment Agreement has not been terminated, this letter of undertaking shall (without prejudice to the preceding sentence) also continue to apply in relation to the Investment Agreement save for the obligations of The Jordan Company, Mr. Jordan and Mr. Zalaznick with respect to identifying and procuring for MCIT the offering of new Relevant LBO investment opportunities.

In this letter of undertaking "equity share capital" shall mean shares of common stock, warrants or similar rights exercisable into shares of common stock and any shares of convertible preferred stock of any Acquiring Company.

This letter of undertaking shall be governed by and construed in all respects in accordance with English Law. Each of the parties hereto hereby submits to the non-exclusive jurisdiction of the English Courts in connection herewith (and any dispute arising herefrom and the enforcement of any judgement connected herewith) and irrevocably appoints, in the case of Mr. Jordan, Mr. Zalaznick and The Jordan Company, Messrs. Mayer Brown & Platt whose current address is at 162 Queen Victoria Street, London, EC4V 4DS (marked for the attention of Ian R. Coles) and, in the case of MCIT, Gartmore Investment Limited whose address is at Gartmore House, 16-18 Monument Street, London, EC3R 8AJ (quoting as a reference
Re: MCIT PLC), (or in each case such other person and address as may from time to time be notified by the relevant parties to the others), to accept service of process on his or its behalf and such delivery shall be good service for the purpose of such proceedings.

This letter of undertaking is in substitution for and supersedes the undertaking given to MCIT and others by or on behalf of each of Mr Jordan, Mr Zalaznick and The Jordan Company dated 10th December 1986.

Yours faithfully




EXECUTED as a Deed by
J W JORDAN II in the
presence of:-




EXECUTED as a Deed by
D W ZALAZNICK in the
presence of:-




EXECUTED as a Deed by
THE JORDAN COMPANY
in the presence of:-


                              Director






                              Director

We accept and agree to the above on and subject to the terms thereof.


EXECUTED as a Deed by
MEZZANINE CAPITAL &
INCOME TRUST 2001 PLC
in the presence of:

/s/ Edward Simpson            Director  /s/ A J Witley

EDWARD SIMPSON
BROADWALK HOUSE
5 APPOLD STREET               Director  /s/ ILLEGIBLE SIGNATORY
LONDON EC2
SOLICITOR

                                             WITNESS THE SIGNATURE OF G.M. BRASS
                                                   /s/ Thierry Verhaelih
/s/ ILLEGIBLE SIGNATORY                           THIERRY VERHAELIH
-----------------------                           50 CLARENDON ROAD
duly authorized for and on behalf of              LONDON WII ???
HAMBROS BANK LIMITED                              INVESTMENT BANKER



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